FOCUSED

ON

OPPORTUNITIES

IN

NICHE

MARKETS

BANCINSURANCE CORPORATION

2003 ANNUAL REPORT

CORPORATE OVERVIEW

Bancinsurance Corporation is an Ohio insurance holding company primarily engaged in the underwriting of specialized insurance products through our wholly-owned subsidiary, Ohio Indemnity Company ("Ohio Indemnity"), an Ohio corporation. Ohio Indemnity is licensed to transact business in 47 states, the District of Columbia and on a surplus lines in Texas. We are also engaged in the municipal code publishing business and offer a wide range of municipal code publishing services for state and local governments through our wholly-owned subsidiary, American Legal Publishing Corporation ("ALPC"), an Ohio corporation, which was acquired in February 2000. In addition, our wholly-owned subsidiary, Ultimate Services Agency, LLC ("USA"), an Ohio limited liability company which we formed in July 2002, is a property/casualty insurance agency.

TABLE OF CONTENTS

FINANCIAL HIGHLIGHTS

(In thousands, except per share data)

	2003	2002	2001	2000	1999
Income Statement Data					
Total Revenues	**$ 53,805**	$ 45,169	$ 43,442	$ 30,381	$ 31,262
Net Income	**$ 3,910**	$ 890	$ 3,075	$ 3,918	$ 3,889
Diluted Earnings Per Share	**$ .77**	$ .16	$ .53	$ .66	$ .63
Combined Ratio (GAAP)	**92.0%**	92.3%	96.9%	89.2%	85.8%
Balance Sheet Data					
Total Assets	**$ 115,870**	$ 72,703	$ 64,671	$ 45,901	$ 42,448
Total Shareholders' Equity	**$ 33,365**	$ 28,902	$ 31,392	$ 28,535	$ 25,193
Book Value Per Share	**$ 6.78**	$ 5.78	$ 5.44	$ 4.95	$ 4.18

1

TOTAL REVENUES
(in thousands)



$31,262
$30,381
$43,442
$45,169
$53,805
1999
2000
2001
2002
2003

DILUTED EARNINGS PER SHARE



$0.63
$0.66
$0.53
$0.16
$0.77
1999
2000
2001
2002
2003

TOTAL ASSETS
(in thousands)



$42,448
$45,901
$64,671
$72,703
$115,870
1999
2000
2001
2002
2003

BOOK VALUE PER SHARE



$4.18
$4.95
$5.44
$5.78
$6.78
1999
2000
2001
2002
2003

TO OUR SHAREHOLDERS, CUSTOMERS AND AGENTS

Our improved results for 2003 were principally due to net realized gains on investments and an impairment charge recorded in 2002 due to the adoption of a new accounting principle. The growth in our lender/dealer product line in 2003 helped to mitigate margin pressure that we experienced throughout the year due to the effects of persistent weakness in the national economy.

Net income increased to $3.9 million, a record $0.77 per diluted share, for 2003 compared to $0.9 million, or $0.16 per diluted share, for 2002.

The 2002 results were impacted by a $1.5 million, or $0.25 per diluted share, non-cash after-tax impairment charge for the adoption of SFAS 142 "Goodwill and Other Intangible Assets". Additionally, there was a $1.2 million net realized loss on investments in 2002 compared to a $0.8 million net realized gain on investments for 2003.

REINSURANCE TRANSACTION

Ohio Indemnity Company ("Ohio Indemnity"), our wholly owned subsidiary, completed a reinsurance agreement during the fourth quarter 2003 that ceded 100% of the business for one of its lender/dealer customers. This resulted in $7.9 million of ceded net premiums earned, $2.9 million of ceded losses and loss adjustment expenses, and $4.9 million of ceded experience rating adjustments for 2003. The Company also recognized a ceding commission of $0.9 million for this reinsurance transaction which will be earned over the life of the agreement.

Excluding this reinsurance transaction, net premiums earned increased $3.0 million and $14.4 million, respectively, for 2003, while losses and loss adjustment expenses and experience rating adjustments together increased $1.7 million and $11.7 million, respectively, compared to 2002.

GROWTH

During the past year we were particularly focused on growth opportunities in our specialty insurance markets that would help us achieve our targeted growth objectives with appropriate risk adjusted returns. We are seeking to gain increased market penetration in the lender/dealer market through an expanding line of products.

Following the success of our ULTIMATE LOSS INSURANCE® product, which was branded in 2002, we added guaranteed auto protection insurance ("GAP") and more recently, creditor placed insurance. In 2003, we branded our ULTIMATE GAP® product, which provides GAP coverage on a portfolio basis.

For 2003, the most significant increases in premium revenues occurred in our creditor placed insurance and GAP products. Net premiums earned for these products rose $5.3 million and $1.8 million, respectively, compared to 2002.

During 2003 we also sharpened our focus regarding our unemployment compensation products. Net premiums earned increased 18.3% to $5.8 million for this product line compared to 2002. As part of our increased focus we launched UCassure in January 2004. UCassure replaces our bonded service program and provides the Company with increased control and flexibility concerning product distribution and expense management.

Codification and subscription fees for American Legal Publishing Corporation, a wholly owned subsidiary, increased 14.9% in 2003. This was primarily due to the addition of municipal, city and state customers combined with specialized codification services and integrated product offerings.

We are positioned to respond quickly and decisively to business opportunities that are consistent with our growth strategy. Investments made in our infrastructure during the past several years combined with the addition of experienced professionals in key areas of our Company has substantially increased our capabilities and positioned us for profitable growth.

COMBINED RATIO

Ohio Indemnity's financial results represent the Company's combined ratio. For 2003, the GAAP combined ratio improved slightly to 92.0% from 92.3% the prior year. This included a 1.5% (150 basis points) decline in the loss ratio due to the reduction in experience rating adjustments. The improvement was partially offset by reserve strengthening and higher loss experience due to weaknesses in the national economy. The expense ratio increased 0.6% (60 basis points) to 27.8% for 2003 from 27.2% a year ago. This was principally due to an increase in taxes, licenses and fees. Ohio Indemnity's combined ratio continues to compare favorably with industry peers.

RATINGS

During 2003, two independent rating agencies reaffirmed Ohio Indemnity's ratings. A.M. Best Company, the nation's premier insurance rating agency, reaffirmed an "A Excellent" rating. This rating primarily confirms Ohio Indemnity's capital adequacy and ability to meet policyholder obligations.

Additionally, Demotech, Inc. reaffirmed its rating of A'' (A Double Prime) Unsurpassed rating for Ohio Indemnity. Demotech analyzes the financial stability of insurance companies with particular emphasis on an insurance company's ability to withstand a severe downturn in the national economy or an extended insurance cycle.

FINANCING

In September 2003 we issued $7.4 million in floating rate trust preferred debt obligations. This transaction followed a successful $8.0 million trust preferred debt financing in December 2002. The proceeds from these financings provided the Company with increased financial flexibility.

SHAREHOLDERS' EQUITY

Shareholders' equity increased 15.6% to $33.4 million at December 31, 2003 compared to $28.9 million at December 31, 2002. The $3.9 million increase in retained earnings and $0.9 million increase in unrealized gains were partially reduced by a $0.4 million increase in treasury shares due to the Company's common share repurchase program. Book value per diluted share was $6.78 at December 31, 2003 or $1.00 higher than on the same date of the prior year.

2004 OUTLOOK

During 2004 we will continue to focus on opportunities to increase our presence in specialized insurance markets. We anticipate growing our independent agency force and increasing direct sales efforts to further penetrate larger financial institutions. Our specialized underwriting expertise, strong financial ratings and solid customer relationships are integral to these efforts.

While the economy showed signs of recovery in the second half of 2003, our financial institution customers continue to experience challenges in terms of increased delinquencies due to factors such as further corporate downsizing and high consumer debt. If unemployment levels remain high, we would expect our unemployment compensation product results to be negatively impacted. A reduction in loan defaults, bankruptcies, automobile repossessions and unemployment levels will be important determinants of a better operating environment in 2004. Any material weakness from current levels could impact our performance. Therefore, our current outlook for 2004 remains cautious.

We plan to continue building on our achievements during the past year and adapting to an improving, but uncertain operating environment. These efforts will be guided by our well defined strategy and commitment to profitable growth. Your continued support and comments are appreciated.

Si Sokol
Chairman and Chief Executive Officer

John S. Sokol
President

OUR STRATEGY

Our business strategy is guided by conservatism and knowledge of our markets. We are focused on growth opportunities that balance business risk with financial reward. We will only enter into new products or markets if appropriate risk adjusted returns are present. Profit is earned, not guaranteed.

"We are focused on growth opportunities that balance business risk with financial reward."

PROFITABILITY

We are focused on achieving a sustained level of profitability. Consistent with our growth strategy, we have strengthened our presence in the lender/dealer market in recent years through the addition of guaranteed auto protection and creditor placed insurance products. We have also grown our ULTIMATE LOSS INSURANCE® business by adding several large, high volume customers. The growth in our lender/ dealer products has contributed to improved profitability.

STRATEGIC

DISPLAYING A SOUND STRATEGY OR PLAN OF ACTION

GROWTH OPPORTUNITIES

Several of our insurance producers have formed sister reinsurance companies, commonly referred to as a producer-owned reinsurance company ("PORC"). The primary reason for an insurance producer to form a reinsurance company is to realize the underwriting profits and investment income from the insurance premiums generated by that producer. In return, the direct writer receives a ceding commission, which is typically based on a percentage of the premiums ceded.

During the past year we selectively began to respond to growth opportunities through producer-owned reinsurance. In 2003, Ohio Indemnity Company ("Ohio Indemnity") reinsured 100% of the premiums (along with the associated risk) for several of its lender/dealer producers to their respective PORCs. We may enter into more reinsurance agreements in the future by working with qualified financial partners experienced in the niche markets we serve. In this way, we can benefit mutually based on established strengths and capabilities. This also aligns business partners with the Company's interests while preserving valued customer relationships.


Risk
Reward

PARTNERSHIPS WITH OTHERS

Our strategy emphasizes strong relationships with customers and agents to achieve our goals. This includes arrangements that enable us to expand into additional products and markets over time, while gaining increased market penetration with our existing product portfolio. In order to achieve these objectives we seek to work with firms that can be valued financial partners.

We also work closely with insurance agencies and managing general agents who may have an attractive book of business, product specialty, or geographic market. Working together, Ohio Indemnity and the agents both benefit.

American Legal Publishing Corporation ("ALPC") partners with large, national and state affinity groups to gain more efficient access to their members, rather than trying to approach each of them individually.

POSITIONED FOR GROWTH

The Company's strong capital position provides a solid foundation to pursue growth initiatives and withstand challenging economic cycles. We follow a disciplined approach to the allocation of capital in order to direct financial resources to those areas that offer the greatest potential for improved growth and financial performance.

Financial Strength
A.M. BEST
A Excellent

We recognize that every decision to allocate capital will not necessarily meet our expectations. In certain situations this may require re-pricing a product or exiting a particular market. Taking prompt action through informed decisions helps preserve our capital, which is an important priority for us.

"We conduct our business in niche markets that offer significant growth opportunities."

OUR MARKETS

We conduct our business in niche markets that offer significant growth opportunities. Large companies are often reluctant to move into and remain in niches considering these markets too small. We actively pursue opportunities to offer our specialized products and demonstrate our established strengths, especially through customer service and innovative technology support.

Ohio Indemnity and ALPC have achieved substantial growth in their respective markets in recent years. Each of them has established a national footprint for their business. Ohio Indemnity, which makes up the majority of the Company, is licensed to offer insurance products in 47 states, the District of Columbia and surplus lines in Texas. We are among a limited number of insurance companies focused on protecting automobile loan collateral for financial institutions.

ALPC faces two significant competitors that are several times larger than the Company. The market need is shaped by laws and regulations that apply to each of those jurisdictions. At year-end 2003 we had 1,800 customers in over 40 states.

SPECIALTY PRODUCTS

We continuously evaluate each of our businesses to determine their competitive advantages and growth opportunities. We currently offer expanding lines of specialty products in three markets which include lender/dealer, unemployment compensation, and municipal code publishing.

Lender/Dealer Products

The majority of our premium revenues are derived from products designed for automobile lender/dealers. Two years ago we branded our ULTIMATE LOSS INSURANCE® product for this market.

NICHE

A SPECIALIZED MARKET

ALPC's markets are defined by the number of state, county and local municipalities located throughout the United States. These entities represent populations of less than five hundred to several million residents.

ULTIMATE LOSS INSURANCE® provides blanket vendor single interest coverage for banks and financial institutions throughout the United States. This product insures a lender's portfolio of automobile loans against damage to pledged collateral when it is not otherwise insured.

Creditor placed insurance is an alternative to ULTIMATE LOSS INSURANCE®. While both products cover the risk of damage to uninsured collateral in a lender's automobile loan portfolio, creditor placed insurance covers an automobile lender's loan portfolio through tracking individual borrowers' insurance coverage. The lender purchases physical damage coverage for loan collateral after a borrower's insurance has lapsed.



Another product in our lender/dealer line is guaranteed auto protection insurance ("GAP"). This product pays the difference or "gap" between the amount owed by the customer on a loan or lease and the amount of primary insurance coverage in the event a vehicle is damaged beyond repair or stolen and never recovered. Voluntary GAP insurance policies are sold to lenders, lessors and auto dealers who in turn sell such policies directly to the borrower when a vehicle is purchased or leased. Our ULTIMATE GAP® product, which was branded in 2003, provides coverage on a portfolio basis.

Unemployment Compensation Products

Within our unemployment compensation products, Ohio Indemnity provides excess of loss coverage, under trust arrangements, to groups of non-profit entities that declare reimbursing status for their unemployment compensation obligations. In addition, certain national cost containment firms provide programs to ensure that reimbursing employers discharge their unemployment compensation commitments. Through our bonded service program, Ohio Indemnity bonds these firms for their program service responsibilities. Beginning in January 2004 our bonded service program was discontinued and replaced with our new UCassure product. The introduction of UCassure will provide the Company with greater control and flexibility in the distribution and expense management of this product.

Municipal Code Publishing

ALPC is focused on municipal code publishing. Certain states require municipalities and/or counties to have a code of ordinances. ALPC publishes, supplements, and distributes these codes of ordinances for municipalities and counties throughout the United States.

"We are positioned to benefit from features that differentiate our products and how we deliver them rather than competing based solely on price."

EXPERIENCE

Ohio Indemnity has offered lender/dealer products for nearly five decades. We have remained in this market through several market cycles and understand the business. As a result, we consistently seek to grow this line of business.

Our unemployment compensation products currently serve more than 3,500 non-profit organizations that have specific 501(c) status. We have been involved in this market for fifteen years and recently implemented a new strategy for our unemployment compensation products with the introduction of UCassure.

ALPC has been involved in the municipal code publishing business since 1934. We are actively involved in this market even though it includes two very large competitors.

NIMBLE

We operate a streamlined organization that is staffed with experienced professionals. As a result, our organizational structure has remained small relative to the significant growth of our business in recent years. This streamlined organization positions us to respond quickly and confidently to market opportunities.

Our management team has been substantially strengthened during the past several years. These individuals have broadened our capabilities and introduced new perspectives. A number of them have joined the Company from larger organizations to actively participate in key areas of our business.

RESPONSIVE TO CUSTOMERS

Listening to our customers is important, and is an integral part of our relationship with them. We also offer products tailored to meet our customers' needs and work closely with our agents and customers on a regular basis.

Bureaucracy is considered an unnecessary obstacle that can negatively impact customer relationships. Our customers appreciate having regular, face-to-face access to executive management. We reinforce our commitment to them through regular on-site visits and continuous communication. In this way we learn more about ways to help them achieve their objectives and expand our relationship over time.

We seek to provide our customers with products designed to meet their

COMPETITIVE EDGE

THE FACTORS THAT PUT YOU AHEAD OF OR GIVES YOU A UNIQUE ADVANTAGE OVER YOUR RIVALS OR COMPETITORS IN THE MARKETPLACE

specific business requirements. For example, this past year in consultation with one of our large lender/dealer customers, we provided them a variety of risk management solutions. As a result, our customer was able to make an informed business decision to move their coverage to another one of our lender/dealer products that better fit their changing needs. Our expanding line of products, commitment to our customers and extensive market experience allowed us to provide this valued solution and is representative of ways we seek to be responsive and further strengthen customer relationships.

ALPC also responds to their customers' needs by offering innovative codification solutions such as Folio Views. This product helps manage volumes of important information efficiently and in a cost-effective manner. ALPC's valued services enable their customers to be more current with these important legislative and regulatory changes.

We are positioned to benefit from features that differentiate our products and how we deliver them rather than competing based solely on price.

INNOVATIVE TECHNOLOGY

We provide extensive online access and real time information to our customers and agents. Web-based communication and interactive capabilities have strengthened customer relationships by providing users with customized information which allows them to better monitor their business. Our customers value the immediate availability of information, online claims reporting, and the ability to view notes to determine the status of each claim.



ALPC utilizes innovative electronic publishing to offer customers easy search and retrieval capabilities and document imaging to meet their specific needs.

We remain committed to developing innovative technology solutions for our customers and ourselves to become more efficient in our operations and further extend our capabilities.

U.S. TREASURY LISTED

Ohio Indemnity is an approved surety product provider by the U. S. Department of the Treasury. This listing offers a distinct competitive advantage for Ohio Indemnity in its pursuit of niche markets that must adhere to these regulations. Under Title 31, Section 9304 of the United States Code, we are an authorized agent to issue surety bonds to comply with federal laws. This type of surety bond is required by those who wish to write federal bonds or reinsure federal bonds.

OUR FUTURE

The Company's business strategy emphasizes growth through expanding lines of specialized products and increased market penetration combined with a disciplined focus on risk adjusted returns. To achieve our objectives we seek to enhance existing customer and partner relationships and also establish new ones. Innovative technology and exceptional customer service are integral aspects of these relationships, providing us with a distinct competitive edge. We plan to continue increasing our capabilities and pursuing strategic opportunities in niche markets, which reflect the qualities and commitment of a Company poised for growth.

FINANCIAL REVIEW

BANCINSURANCE CORPORATION AND SUBSIDIARIES
SELECTED FINANCIAL DATA

	2003	2002	2001	2000	1999
Income Statement Data					
Net premiums earned	**$ 47,369,056**	$ 40,882,237	$ 38,308,738	$ 24,841,815	$ 25,215,631
Net investment income	**1,599,064**	1,236,138	1,450,761	1,628,306	1,495,848
Net realized gain (loss) on investments	**822,161**	(1,220,477)	22,542	(320,742)	226,826
Codification and subscription fees	**3,819,221**	3,324,037	2,652,231	1,884,067	—
Management fees	**114,094**	749,442	846,446	659,929	1,153,663
Other revenue	**81,653**	197,278	161,544	1,531,679	190,934
Total revenues	**53,805,249**	45,168,655	43,442,262	30,380,996	31,261,907
Cumulative effect of change in accounting principle	**—**	(1,481,558)	—	—	—
Net income	**3,909,817**	889,613	3,075,190	3,918,357	3,889,195
Balance Sheet Data at Year End					
Total cash and investments	**$ 76,929,462**	$ 57,293,361	$ 51,758,885	$ 36,938,985	$ 34,659,801
Total assets	**115,869,736**	72,703,204	64,670,677	45,900,984	42,448,113
Notes payable	**53,276**	2,166,355	5,696,839	5,142,000	5,145,000
Trust preferred debt issued to affiliates	**15,465,000**	8,248,000	—	—	—
Shareholders' equity	**33,365,028**	28,901,838	31,391,909	28,535,359	25,193,289
Common shares outstanding	**4,920,050**	5,000,291	5,770,185	5,769,235	6,023,049
Per Common Share Data					
Income before cumulative effect of change in accounting principle	**$ .77**	$ .41	$ .53	$ .66	$ .63
Net income	**.77**	.16	.53	.66	.63
Year-end book value	**6.78**	5.78	5.44	4.95	4.18
GAAP Ratios					
Loss ratio	**64.2%**	65.1%	70.0%	59.8%	62.4%
Expense ratio	**27.8%**	27.2%	26.9%	29.4%	23.4%
Combined ratio	**92.0%**	92.3%	96.9%	89.2%	85.8%
Statutory Ratios					
Loss ratio	**66.1%**	67.9%	63.9%	60.2%	65.0%
Expense ratio	**26.2%**	25.9%	21.3%	23.0%	19.2%
Combined ratio	**92.3%**	93.8%	85.2%	83.2%	84.2%
Net premiums written to statutory surplus	**1.6x**	1.4x	1.5x	.9x	1.0x

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Bancinsurance Corporation ("Bancinsurance") is a specialty property insurance holding company incorporated in the State of Ohio in 1970. Bancinsurance Corporation and its subsidiaries (collectively, the "Company") have three reportable business segments: (1) property/casualty insurance, (2) municipal code publishing and (3) insurance agency, which are described in more detail below.

Products and Services

Property/Casualty Insurance. Our wholly-owned subsidiary, Ohio Indemnity Company ("Ohio Indemnity"), is a specialty property insurance company. Our principal sources of revenue are premiums paid by insureds for insurance policies written by Ohio Indemnity. Ohio Indemnity, an Ohio corporation, is licensed in 47 states, the District of Columbia and for surplus lines in Texas. As such, Ohio Indemnity is subject to the regulations of the Ohio Department of Insurance (the "Department") and the regulations of each state in which it operates. The majority of Ohio Indemnity's premiums are derived from two distinct lines of business: (1) products designed for automobile lenders/dealers and (2) unemployment compensation and bail bond products.

Our automobile lender/dealer line offers three types of products. First, ULTIMATE LOSS INSURANCE® ("ULI"), a blanket vendor single interest coverage, is the primary product we offer to financial institutions nationwide. This product insures banks and financial institutions against damage to pledged collateral in cases where the collateral is not otherwise insured. A ULI policy is generally written to cover a lender's complete portfolio of collateralized personal property loans, typically automobiles. Second, creditor placed insurance ("CPI") is an alternative to our traditional blanket vendor single interest product. While both products cover the risk of damage to uninsured collateral in a lender's automobile loan portfolio, CPI covers the portfolio through tracking individual borrowers' insurance coverage. The lender purchases physical damage coverage for loan collateral after a borrower's insurance has lapsed. Third, our guaranteed auto protection insurance ("GAP") pays the difference or "gap" between the amount owed by the customer on a lease or loan contract and the amount of primary insurance company coverage in the event a vehicle is damaged beyond repair or stolen and never recovered. The GAP product is sold to automobile dealers, lenders and lessors who then sell coverage directly to the borrower at the time of purchasing or leasing an automobile.

We offer three types of unemployment compensation products: (1) bonded service; (2) excess of loss; and (3) mandated bonds. Our unemployment compensation products are utilized by not-for-profit entities which elect not to pay the unemployment compensation tax and instead reimburse the state unemployment agencies for benefits paid by the agencies to the entities' former employees. Certain national cost containment firms provide programs to ensure that reimbursing employers discharge their unemployment compensation commitments. Through its bonded service products, Ohio Indemnity bonds these national cost containment firms for their program service responsibilities. Ohio Indemnity also provides excess of loss coverage, under trust arrangements, to groups of not-for-profit entities that want to declare reimbursing status for their unemployment compensation obligations. We also underwrite state mandated surety bonds. Certain states require that reimbursing employers post a bond as a security for the performance of their reimbursing obligations. Ohio Indemnity provides this mandated bond on behalf of employers enrolled in the bonded service program. In addition to the unemployment compensation products, we provide bail bond coverage through an assumed reinsurance agreement for 15% participation, with other insurers assuming the remaining exposure. This agreement insures a bail bond company against losses arising from the nonperformance of bail requirements.

The Company sells its insurance products through a network of distribution channels, including four managing general agents, approximately thirty independent agents and direct sales.

Municipal Code Publishing. Our wholly-owned subsidiary, American Legal Publishing Corporation ("ALPC"), codifies, publishes, supplements and distributes ordinances for over 1,800 municipalities and counties nationwide in addition to state governments. Ordinance codification is the process of collecting, organizing and publishing legislation for state and local governments.

Insurance Agency. In July 2002, we formed Ultimate Services Agency, LLC ("USA"), a wholly-owned subsidiary. We formed USA to act as an agency for placing property/casualty insurance policies offered and underwritten by Ohio Indemnity and by other property/casualty insurance companies. In the fourth quarter of 2002, we dissolved our wholly-owned subsidiary, Paul Boardway and Associates, Inc., which previously acted as a property/casualty insurance agency.

Economic Factors, Opportunities, Challenges and Risks

The Company's results of operations have historically varied from quarter to quarter principally due to fluctuations in underwriting results and timing of investment sales. The Company's primary source of revenue and cash is derived from premiums collected and investment activity. The majority of our premium revenues are dependent on the demand for our customers' automobile financing programs. Increased automobile sales generally cause increased demand for automobile financing and, in turn, our lender/dealer products. Our ULI and CPI claims experience is impacted by the rate of loan defaults, bankruptcies and automobile repossessions among our customers. As delinquency dollars rise, our claims experience is expected to increase. In addition, the state of the used car market has a direct impact to our GAP claims. As used car prices decline, there is a larger gap between the balance of the loan or lease and the actual cash value of the automobile, which results in higher severity of GAP claims. Our unemployment compensation products are directly impacted by the nation's unemployment levels. As unemployment levels rise, we would anticipate an increase in the frequency of claims. In addition, the interest rate and market rate environment can have an impact on the yields and valuation of our investment portfolio.

The Company is focused on opportunities in specialty insurance to extend our product offerings with appropriate levels of risk that will enhance the Company's operating performance. Our strategy emphasizes long-term growth through increased market penetration, product line extensions, and an ongoing commitment to achieve sustainable levels of profitability.

Reinsurance Transaction

Ohio Indemnity entered into a reinsurance transaction (the "Reinsurance Transaction") in the fourth quarter 2003 which ceded 100% of the business for one of our existing lender/dealer customers. This resulted in $7,882,981 of ceded net premiums earned, $52,928 of ceded commissions, $2,946,616 of ceded losses and loss adjustment expenses, and $4,936,365 of ceded experience rating adjustments for the year ended December 31, 2003. At December 31, 2003, a deferred ceded commission of $853,615 was recorded for this Reinsurance Transaction, which will be earned over the life of the reinsurance agreement not to exceed five years.

Excluding the impact of the Reinsurance Transaction, net premiums earned grew $14,369,800, losses and loss adjustment expenses increased $7,715,532 and experience rating adjustments rose $3,941,539 in 2003 compared to 2002. See note 16 to the consolidated financial statements for a more detailed description of the Company's reinsurance.

SUMMARY RESULTS

The following table sets forth period-to-period changes in selected financial data:

	Period-to-Period Increase (Decrease) Years ended December 31,			
	2002-2003		2001-2002	
	Amount	**% Change**	Amount	% Change
Net premiums earned	**$ 6,486,819**	**15.9%**	$ 2,573,499	6.7%
Net realized gain (loss) on investments	**2,042,638**	**167.4%**	(1,243,019)	(5,514.2)%
Total revenues	**8,636,594**	**19.1%**	1,726,393	4.0%
Losses and loss adjustment expenses	**4,786,916**	**16.8%**	6,655,512	30.7%
Experience rating adjustments	**(994,826)**	**(58.2)%**	(6,863,964)	(133.1)%
Commissions and other insurance expenses	**1,839,379**	**16.7%**	2,035,258	22.6%
Income before federal income taxes and cumulative effect of change in accounting principle	**2,211,981**	**66.8%**	(954,556)	(22.4)%
Cumulative effect of change in accounting principle	**1,481,858**	**100.0%**	(1,481,585)	(100.0)%
Net income	**3,020,204**	**339.5%**	(2,185,577)	(71.1)%

Net income for 2003 was $3,909,817, or $0.77 per diluted share, compared to $889,613, or $0.16 per diluted share, in 2002. The most significant factors contributing to the increase was a $2,042,638 favorable comparison in net realized gain (loss) on investments compared to 2002 and adoption of Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets" in the first quarter 2002, which resulted in a non-cash after-tax impairment charge of $1,481,858, or $0.25 per diluted share. Results for 2003 were also impacted by a decrease in management fees of $635,348 as a result of rising unemployment compensation obligations related to the increased level of unemployment. The impact of lower management fees in 2003 was mitigated by growth in our CPI product which was introduced in fourth quarter 2002.

Net income for 2002 was $889,613, or $0.16 per diluted share, compared to $3,075,190, or $0.53 per diluted share, in 2001. The most significant factors contributing to the decrease was a $1,243,019 unfavorable comparison in net realized gain (loss) on investments compared to 2001 and the after-tax impairment charge of $1,481,858 from adoption of SFAS 142 in 2002.

The combined ratio, which is the sum of the loss ratio and the expense ratio, is the traditional measure of underwriting experience for insurance companies. The statutory combined ratio is the sum of the ratio of losses to premiums earned plus the ratio of statutory underwriting expenses to premiums written after reducing both premium amounts by dividends to policyholders. Statutory accounting principles differ in certain respects from accounting principles generally accepted in the United States ("GAAP"). Under statutory accounting principles, policy acquisition costs and other underwriting expenses are recognized immediately, not at the same time premiums are earned. To convert underwriting expenses to a GAAP basis, policy acquisition expenses are deferred and recognized over the period in which the related premiums are earned. Therefore, the GAAP combined ratio is the sum of the ratio of losses to premiums earned plus the ratio of underwriting expenses to premiums earned. The following table reflects Ohio Indemnity's loss, expense and combined ratios on both a statutory and a GAAP basis for the years ended December 31:

	2003	2002	2001
GAAP:			
Loss ratio	**64.2%**	65.1%	70.0%
Expense ratio	**27.8%**	27.2%	26.9%
Combined ratio	**92.0%**	92.3%	96.9%
Statutory:			
Loss ratio	**66.1%**	67.9%	63.9%
Expense ratio	**26.2%**	25.9%	21.3%
Combined ratio	**92.3%**	93.8%	85.2%

RESULTS OF OPERATIONS

2003 Compared to 2002

Net Premiums Earned. Net premiums earned increased 15.9% to $47,369,056 in 2003 from $40,882,237 in 2002. Net premiums earned for 2003 benefited from strong growth in our CPI and GAP products and was also influenced by the Reinsurance Transaction.

Net premiums earned for CPI rose significantly to $5,439,426 in 2003 from $163,729 a year ago. CPI was introduced in the fourth quarter 2002 and particularly benefited from new policies added during 2003. Net premiums earned for GAP increased to $2,733,170 in 2003 compared with $939,014 the prior year. This increase is due to purchases of GAP coverage by two large financial institution customers in 2003 and increased volume with existing customers. Net premiums earned for unemployment compensation and bail bond products (collectively, "UC") grew 18.3% to $5,821,856 in 2003 from $4,920,040 in 2002 primarily due to rate increases with existing customers.

These increases were partially offset by a decrease in ULI net premiums earned of 4.3% from $34,859,454 in 2002 to $33,374,604 in 2003. This decrease was principally due to $7,882,981 of ceded net premiums earned associated with the Reinsurance Transaction. Excluding the Reinsurance Transaction, 2003 ULI net premiums earned increased $6,398,131 or 18.4% in 2003 compared to 2002 principally due to rate and volume increases with existing customers. Higher levels of automobile lending by some of our large financial institution customers, driven by aggressive financing offers, was the primary cause of the increased volume.

Investment Income. At December 31, 2003, our $73,979,835 investment portfolio was allocated as follows: fixed maturity securities (45.7%); equity securities (13.8%); short-term investments (39.1%); and other invested assets (1.4%). We seek to invest in investment-grade obligations of states and political subdivisions because the majority of the interest income from such investments is tax-exempt and such investments have generally resulted in more favorable net yields. Net investment income increased 29.4% to $1,599,064 in 2003 from $1,236,138 in 2002 due to a solid increase in invested assets, which was partially offset by lower interest rates and yields on the investment portfolio.

During 2003, we recorded a net realized gain on investments of $822,161 compared with a net realized loss on investments of $1,220,477 in 2002. This increase was a combination of the timing of the sale of individual securities and other-than-temporary impairments on investments. We generally decide whether to sell securities based upon investment opportunities and tax consequences. We regularly evaluate the quality of our investment portfolio. When we believe that a specific security has suffered an other-than-temporary decline in value, the difference between cost and estimated fair value is charged to income as a realized loss on investments. There were $129,729 in impairment charges included in net realized gain (loss) on investments in 2003 compared to $931,531 in 2002. For more information concerning impairment charges, see "Other-Than-Temporary Impairment of Investments" below.

Codification and Subscription Fees. ALPC's codification and subscription fees increased 14.9% to $3,819,221 in 2003 compared to $3,324,037 in 2002 principally due to new state, city and municipal customers added since fourth quarter 2002 and the provision of additional services, including specialized codification and integrated product offerings.

Management Fees. We have an agreement with a cost containment service firm to control the unemployment compensation costs of certain non-profit employers. Pursuant to this agreement, we have issued a surety bond insuring the payment of certain reimbursable unemployment compensation benefits on behalf of the employers enrolled in this program. We hold certain monies allocated toward the payment of these benefits. Together with the cost containment service firm, we share any residual resulting from the development of benefits to be paid from the contract funds held on deposit. We record management fees in the period that the residual is shared with the cost containment service firm. Our management fees in 2003 decreased 84.8% to $114,094 from $749,442 in 2002 as a result of rising unemployment compensation obligations related to the increased level of unemployment. We expect management fees to vary from period to period depending on unemployment levels and claims experience.

Losses and Loss Adjustment Expenses. Losses and loss adjustment expenses ("LAE") represent claims associated with insured loss events and expenses associated with adjusting and recording policy claims, respectively. Losses and LAE increased 16.8% to $33,083,172 in 2003 from $28,314,256 in 2002 primarily due to loss experience in our CPI, UC and GAP business.

Losses and LAE related to our CPI products increased $1,658,542 to $1,778,494 in 2003 from $119,952 in 2002 principally due to premium growth as the product was introduced in the fourth quarter 2002. UC losses and LAE increased 118.0% to $2,757,672 in 2003 from $1,264,831 in 2002 as a result of reserve strengthening and increased benefit payments associated with rising unemployment compensation obligations. GAP losses and LAE rose 70.0% to $2,610,495 from $1,535,892 in 2002. We attribute this increase primarily to our growth in GAP premiums combined with increased severity of GAP claims. The lower residual value for used automobiles contributed to the increased severity of claims by creating a larger difference between the outstanding balance of a customer's loan or lease and the amount of primary insurance coverage.

ULI losses and LAE increased 2.1% to $25,936,511 in 2003 from $25,393,581 in 2002. ULI losses and LAE were impacted by the $2,946,616 of ceded losses and LAE associated with the Reinsurance Transaction. Excluding the impacts of the Reinsurance Transaction, ULI losses and LAE increased 13.7% from 2002. We attribute these increases primarily to our growth in premiums combined with higher frequency of losses and LAE. With the continued slowdown in the U.S. economy and high consumer debt, financial institutions are experiencing a rise in delinquency dollars. As loan defaults, bankruptcies and automobile repossessions increased, we experienced a higher frequency of losses and LAE. For more information concerning losses and LAE, see "Losses and Loss Adjustment Expense Reserves" below.

Experience Rating Adjustments. The experience rating adjustment is primarily influenced by ULI policy experience-to-date and premium growth. Experience rating adjustments decreased 58.2% to $(2,702,910) in 2003 from $(1,708,084) in 2002. The most significant factor contributing to the decrease was a $4,936,365 positive adjustment to experience rating adjustments which resulted from the Reinsurance Transaction. Excluding the Reinsurance Transaction, experience rating adjustments increased $3,941,539 in 2003 compared to 2002 primarily as a result of and premium growth in our ULI product line. Management anticipates that experience rating adjustments may fluctuate in future periods based upon loss experience and premium growth.

Commissions and Other Insurance Expenses. Commission expense rose 9.1% to $7,891,016 in 2003 from $7,230,636 in 2002 principally due to the growth in premiums which was partially offset by ceding commissions associated with several reinsurance transactions entered into in 2003. Other insurance operating expenses increased 31.0% to $4,982,456 in 2003 from $3,803,457 in 2002 as a result of an increase in premium taxes, salaries and benefits.

Codification and Subscription Expenses. Codification and subscription expenses incurred by ALPC increased 13.1% to $3,269,714 in 2003 from $2,889,981 in 2002. These increases were consistent with growth in codification and subscription revenues and were primarily attributable to increases in salaries, outside printing, supplies and consulting fees.

Interest Expense. Interest expense grew to $541,248 in 2003 from $131,323 in 2002 as a result of two trust preferred debt offerings in December 2002 and September 2003 that raised $8.2 million and $7.2 million, respectively. The increase in interest expense from the trust preferred debt was partially offset by lower borrowing levels on the Company's revolving credit line during 2003. The proceeds from the trust preferred debt offerings provided additional financial flexibility for the Company. See "Liquidity and Capital Resources" for a more detailed description of the trust preferred debt.

Federal Income Taxes. The Company's effective income tax rate was 29.2% and 28.4% in 2003 and 2002, respectively. The increase in the effective tax rate was primarily due to declining yields on tax exempt interest income.

GAAP Combined Ratio. The Company's specialty insurance products are underwritten by Ohio Indemnity, whose results represent the Company's combined ratio. For 2003, the combined ratio improved slightly to 92.0% from 92.3% in 2002. The loss ratio declined to 64.2% for 2003 from 65.1% in 2002, principally due to the decrease in the experience rating adjustments which was partially offset by reserve strengthening and higher loss experience due to persistent weaknesses in the national economy. The expense ratio increased to 27.8% in 2003 from 27.2% in 2002, which primarily resulted from an increase in premium taxes, salaries and benefits.

2002 Compared to 2001

Net Premiums Earned. Net premiums earned increased 6.7% to $40,882,237 in 2002 from $38,308,738 in 2001. We attribute this increase in net premiums earned primarily to an increase in our lender/dealer business.

Net premiums earned related to ULI products increased 4.4% to $34,859,454 in 2002 from $33,400,437 in 2001. We attribute this growth to an increase in automobile lending, driven by aggressive financing offers by some of our large financial institution customers. Net premiums earned related to our GAP products increased 90.6% to $939,014 in 2002 from $492,754 in 2001 due primarily to an agent transferring a book of business to us during the third quarter of 2001. As a result, we recorded a full year of activity with respect to such book of business in 2002 compared to a partial year in 2001. Net premiums earned related to our UC products increased 11.4% to $4,920,040 in 2002 from $4,415,547 in 2001 principally due to the assumption of bail bond coverage. In addition, we introduced CPI in the fourth quarter 2002 which produced net premiums earned of $163,729 in 2002.

Investment Income. Net investment income decreased 14.8% to $1,236,138 in 2002 from $1,450,761 in 2001 principally due to declining yields on new investments. Net realized loss on investments was $1,220,477 in 2002 compared with a net realized gain of $22,542 in 2001. The decrease in net realized gain (loss) on investments was principally due to impairment charges of $931,531 recorded during 2002 (none in 2001).

Codification and Subscription Fees. ALPC's codification and subscription fees increased 25.3% to $3,324,037 in 2002 compared to $2,652,231 in 2001 primarily due to new codification contracts and to a lesser extent, our acquisition in June 2001 of the net assets of Justinian Publishing Company, which contributed $490,833 and $301,631 in revenue in 2002 and 2001, respectively. In addition, growth in subscriptions and state league programs contributed to the increase.

Losses and Loss Adjustment Expenses. Losses and LAE increased 30.7% to $28,314,256 in 2002 from $21,658,744 in 2001. Losses and LAE with respect to our ULI products rose 21.8% to $25,393,581 in 2002 from $20,842,930 in 2001. With the continued slowdown in the U.S. economy and high consumer debt, financial institutions experienced a rise in delinquency dollars which resulted in higher losses and LAE. Losses and LAE with respect to our GAP products increased $1,241,816 to $1,535,892 in 2002 from $294,076 in 2001. We attribute this increase to premium growth and deterioration in underwriting quality of one customer over time. This customer's policy was cancelled at the end of 2002. Losses and LAE with respect to our UC products increased 142.4% to $1,264,831 in 2002 from $521,738 in 2001. We attribute this increase primarily to increased benefit charges associated with rising unemployment insurance obligations in addition to reserve strengthening. Lastly, we introduced CPI in the fourth quarter 2002 which incurred losses and LAE of $119,952 in 2002.

Experience Rating Adjustments. Experience rating adjustments decreased 133.1% to $(1,708,084) in 2002 from $5,155,850 in 2001. We attribute this decrease primarily to the addition of a significant policy in the second quarter of 2001 which resulted in an increase in experience rating adjustments during 2001. Experience rating adjustments are calculated and adjusted from period to period based on policy experience-to-date and premium growth. We anticipate that experience rating adjustments may fluctuate in future periods based upon this calculation.

Commissions and Other Insurance Expenses. Commissions and other insurance operating expenses increased 22.6% to $11,034,093 in 2002 from $8,998,835 in 2001. Commissions and other insurance operating expense increases were consistent with overall premium activity in 2002 compared to 2001.

Codification and Subscription Expenses. Codification and subscription expenses incurred by ALPC increased 27.0% to $2,889,981 in 2002 from $2,276,360 in 2001, which is attributable to the growth in codification and subscription revenues.

Interest Expense. Interest expense increased 367.7% to $131,323 in 2002 from $28,076 in 2001 as a result of interest expense recorded on $8.2 million of trust preferred debt issued in December 2002 combined with higher borrowing levels on the Company's revolving credit line during 2002.

Cumulative Effect of Change in Accounting Principle. Effective January 1, 2002, we adopted SFAS 142. Under SFAS 142, we no longer amortize goodwill and intangibles which have indefinite lives. SFAS 142 requires that we assess goodwill and intangibles with indefinite lives for impairment at least annually based on the fair value of the related reporting segment. Based on our impairment testing, a net after-tax impairment charge of $1,481,858 was recognized as a cumulative effect of the change in accounting principle in the first quarter of 2002. The impairment charge was associated with the August 1999 acquisition of Paul Boardway and Associates, Inc.

Federal Income Taxes. The Company's effective income tax rate was 28.4% and 27.9% in 2002 and 2001, respectively. The increase in the effective tax rate was primarily due to declining yields on tax exempt interest income.

GAAP Combined Ratio. For 2002, the combined ratio improved to 92.3% from 96.9% in 2001. The loss ratio declined to 65.1% for 2002 from 70.0% in 2001, principally due to the decrease in experience rating adjustments which was partially offset by reserve strengthening and higher loss experience due to weaknesses in the national economy. The expense ratio increased to 27.2% in 2002 from 26.9% in 2001, which primarily resulted from an increase in commission expense.

BUSINESS OUTLOOK

During 2004, we will continue to focus on opportunities emerging in specialized insurance markets within the financial services industry. We are making progress on profit improvement strategies by reviewing each policy's loss ratio and managing the loss ratio by increasing premiums and/or amending or canceling coverages. We are increasing our independent agency force and will continue to penetrate larger financial institutions. We believe our specialized underwriting expertise, strong financial ratings and solid customer relationships will enable us to benefit in the marketplace. Further, an increase in customer appreciation for risk management products and services should provide for additional opportunities in the marketplace.

Beginning in 2004, our bonded service program, within our UC line, will be discontinued and replaced with our new UCassure product. The introduction of UCassure will provide the Company with greater control and flexibility in the distribution and expense management of the product.

Although the economy showed signs of recovery in the second half of 2003, financial institutions are continuing to experience a rise in delinquency dollars due to continued corporate downsizing and high consumer debt. If loan defaults, bankruptcies and automobile repossessions continue to increase, we would anticipate an increase in the frequency of losses and LAE for our ULI and CPI products. Increased incentives being offered on new cars by dealers and manufacturers have depressed the value of the used car market, although there were signs late in 2003 that used car prices are stabilizing. If used car prices continue to decline, we would anticipate an increase in the severity of losses and LAE for our GAP products. In addition, if unemployment levels remain high, we would expect higher claims experience and lower management fees from our UC products. Our outlook for 2004 remains cautious.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity and capital resources demonstrate the overall financial strength of the Company and its ability to generate sufficient cash flows from its operations and borrow funds at competitive rates to meet operating and growth needs. As of December 31, 2003, the Company's capital structure consists of trust preferred debt issued to affiliates and shareholders' equity and is summarized in the following table:

	2003	2002	2001
Trust preferred debt issued to BIC Statutory Trust I	**$ 8,248,000**	$ 8,248,000	$ —
Trust preferred debt issued to BIC Statutory Trust II	**7,217,000**	—	—
Total trust preferred debt issued to affiliates	**15,465,000**	8,248,000	—
Total shareholders' equity	**33,365,028**	28,901,838	31,391,909
Total capitalization	**$ 48,830,028**	$ 37,149,838	$ 31,391,909
Ratio of total debt obligations to total capitalization	**31.7%**	22.2%	0.0%

In December 2002, we organized BIC Statutory Trust I ("BIC Trust I"), a Connecticut special purpose business trust, which issued $8,000,000 of floating rate trust preferred capital securities in an exempt private placement transaction. In September 2003, we organized BIC Statutory Trust II ("BIC Trust II"), a Delaware special purpose business trust, which issued $7,000,000 of floating rate trust preferred capital securities in an exempt private placement transaction. BIC Trust I and BIC Trust II (collectively, the "Trusts") were formed for the sole purpose of issuing and selling the floating rate trust preferred capital securities and investing the proceeds from such securities in junior subordinated debentures of the Company. In connection with the issuance of the trust preferred capital securities, the Company issued junior subordinated debentures of $8,248,000 and $7,217,000 to BIC Trust I and BIC Trust II, respectively. The floating rate trust preferred capital securities and the junior subordinated debentures have substantially the same terms and conditions. The Company has fully and unconditionally guaranteed the obligations of the Trusts with respect to the floating rate trust preferred capital securities. The Trusts distribute the interest received from the Company on the junior subordinated debentures to the holders of their floating rate trust preferred capital securities to fulfill their dividend obligations with respect to such trust preferred securities. BIC Trust I's floating rate trust preferred capital securities, and the junior subordinated debentures issued in connection therewith, pay dividends and interest, as applicable, on a quarterly basis at a rate equal to three month LIBOR plus four hundred basis points (5.18% and 5.40% at December 31, 2003 and 2002, respectively), are redeemable at par on or after December 4, 2007 and mature on December 4, 2032. BIC Trust II's floating rate trust preferred capital securities, and the junior subordinated debentures issued in connection therewith, pay dividends and interest, as applicable, on a quarterly basis at a rate equal to three month LIBOR plus four hundred and five basis points (5.21% at December 31, 2003), are redeemable at par on or after September 30, 2008 and mature on September 30, 2033. The proceeds from the junior subordinated debentures were used for general corporate purposes and provided additional financial flexibility to the Company. The terms of the junior subordinated debentures contain various restrictive covenants. As of December 31, 2003, the Company was in compliance with all such covenants.

We also have a $10,000,000 unsecured revolving line of credit with a maturity date of June 30, 2007 with no outstanding balance at December 31, 2003 ($2,100,000 at December 31, 2002). The revolving line of credit provides for interest payable quarterly at an annual rate equal to the prime rate less 75 basis points. Under the terms of the revolving credit agreement, our consolidated shareholders' equity must not fall below $20,000,000 and Ohio Indemnity's ratio of net premiums written to policyholders surplus cannot exceed three to one.

The short-term cash requirements of our property/casualty business primarily consist of paying losses and LAE, reinsurance premiums and day-to-day operating expenses. Historically, the Company has met those requirements through cash receipts from operations, which consist primarily of insurance premiums collected, reinsurance recoveries and investment income. Our investment portfolio is a source of additional liquidity through the sale of readily marketable fixed maturities, equity securities and short-term investments. After satisfying our cash requirements, excess cash flows from these underwriting and investment activities are used to build the investment portfolio and thereby increase future investment income.

Because of the nature of the risks we insure, losses and LAE emanating from the insurance policies that we issue are characterized by relatively short settlement periods and quick development of ultimate losses compared to claims emanating from other types of insurance products. Therefore, we believe that we can estimate our cash needs to meet our loss and expense obligations through the end of 2004. We maintain a level of cash and liquid short term investments which we believe will be adequate to meet our anticipated cash needs without being required to liquidate intermediate term and long term investments through the end of 2004. At December 31, 2003, cash and short-term investments amounted to $31,854,307 or 41.4% of our total cash and invested assets.

ALPC derives its funds principally from codification and subscription fees which are currently sufficient to meet its operating expenses. USA derives its funds principally from commission fees which are currently sufficient to meet its operating expenses.

Cash flows provided by operating activities totaled $13,755,991, $6,447,381 and $14,242,945 for 2003, 2002 and 2001, respectively. The increase in 2003 (as compared to 2002) was primarily the result of growth in net premiums collected of $10,155,105 to $54,498,123 in 2003 compared to $44,343,018 in 2002, which was partially offset by an increase in net paid losses and LAE. The decrease in cash flows provided by operating activities in 2002 (as compared with 2001) was principally due to an increase in net paid losses and LAE of 30.7%, which outpaced the increase in premiums collected of 8.1%.

Ohio Indemnity is restricted by the insurance laws of the State of Ohio as to amounts that can be transferred to Bancinsurance in the form of dividends without the approval of the Department. During 2004, the maximum amount of dividends that may be paid to Bancinsurance by Ohio Indemnity without prior approval is limited to $3,629,310. Bancinsurance received cash dividends of $0, $1,290,000 and $630,000 from Ohio Indemnity during 2003, 2002 and 2001, respectively. We do not anticipate receiving any cash dividends in 2004.

Ohio Indemnity is subject to a Risk Based Capital test applicable to property/casualty insurers. The Risk Based Capital test serves as a benchmark of an insurance enterprise's solvency by state insurance regulators by establishing statutory surplus targets which will require certain company level or regulatory level actions. Ohio Indemnity's total adjusted capital is in excess of all required action levels as of December 31, 2003.

Given the Company's historic cash flow and current financial results, management believes that the cash flow from operating activities over the next year will provide sufficient liquidity for the operations of the Company. Our line of credit provides us with additional liquidity that could be used for short-term cash requirements if cash from operations and investments is not sufficient. If necessary, we believe our financial strength continues to provide us with the flexibility and capacity to obtain funds externally through debt or equity financings on both a short-term and long-term basis.

CONTRACTUAL OBLIGATIONS

The following table sets forth the Company's contractual obligations at December 31, 2003:

	Payments Due By Period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Trust preferred debt issued to affiliates(1)	$ 15,465,000	$ —	$ —	$ —	$ 15,465,000
Operating leases	1,061,888	223,317	384,619	453,952	—
Total	$ 16,526,888	$ 223,217	$ 384,619	$ 453,952	$ 15,465,000

(1) In accordance with the provisions of the debt agreements, the BIC Trust I and BIC Trust II debt obligations are redeemable at par on December 4, 2007 and September 30, 2008, respectively. The table above assumes payout at maturity date rather than redemption date.

DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates, commodity prices and equity prices. Market risk is influenced by the volatility and liquidity in the markets in which the related underlying assets are traded. The following is a discussion of our primary market risk exposures and how we manage those exposures. The discussion is limited to financial instruments subject to market risks and is not intended to be a complete discussion of all the risks the Company is exposed to in the ordinary course of business.

The primary market risks to the Company are interest rate risk associated with investments in fixed maturity securities and fixed-rate short-term investments and equity price risk associated with investments in equity securities. Interest rate risk is the risk that interest rates will change and cause a decrease in the value of an insurer's investments. We mitigate this risk by attempting to ladder the maturity schedule of our investments with the expected payouts of our liabilities. At December 31, 2003, the fixed maturity portfolio had an average duration of 3.03 years (3.67 years at December 31, 2002). At December 31,

2003, we did not own any material non-investment grade securities. We believe that a high quality investment portfolio is more likely to generate a stable and predictable investment returns. Aside from interest rate risk, we do not believe a material risk, relative to earnings or liquidity, is inherent in holding investment grade fixed maturity securities.

Equity price risk is the potential loss in market value resulting from an adverse change in price. We mitigate this risk by diversifying our portfolio across industries and concentrations in any one company are limited by parameters established by senior management, as well as by statutory requirements. We have no foreign exchange risk or direct commodity risk. Our market risk sensitive instruments are entered into for purposes other than trading. During 2003, there were no material changes in our primary market risk exposures or in how these exposures were managed compared to 2002.

The carrying value of our investment portfolio at December 31, 2003 was $73,979,835, 45.7% of which is invested in fixed maturity securities, 39.1% in short-term investments, 13.8% in equity securities and 1.4% in other invested assets. Approximately 19% of our fixed maturity investment portfolio is invested in variable rate redeemable preferred stock with reset provisions at par and interest rates that adjust to market on a periodic basis ranging from every month to on an annual basis. Approximately 87% of our short-term investment portfolio is invested in variable rate short-term investments with interest rates that adjust to market every seven days. The Company does not maintain a trading portfolio.

The following table summarizes the projected cash flows and estimated fair values of those financial instruments held by us at December 31, 2003, which are sensitive to changes in interest rates. We have excluded short-term investments and variable rate redeemable preferred stock from the financial instruments shown below because we have determined the interest rate risk related to those instruments to be immaterial. The table also presents the average interest rate for each period presented.

	Projected Cash Flows							
	2004	2005	2006	2007	2008	There-after	Total	December 31, 2003 Estimated Fair Value
Fixed maturity securities:								
Held to maturity	$ 635,000	$ 145,000	$ 1,008,000	$ 480,000	$ —	$ 2,505,000	$ 4,773,000	$ 5,066,125
Available for sale	$ 2,742,358	$ 3,850,925	$ 4,785,135	$ 3,771,280	$ 540,292	$ 5,835,582	$ 21,525,572	$22,459,867
Weighted-average interest rate:								
Fixed maturity securities	5.67%	6.35%	5.89%	5.83%	5.39%	5.78%	5.89%	

INFLATION

We do not consider the impact of inflation to be material in the analysis of our overall operations.

CRITICAL ACCOUNTING POLICIES

The preparation of the consolidated financial statements requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, revenues, liabilities and expenses and related disclosures of contingent assets and liabilities. We regularly evaluate these estimates, assumptions and judgments. We base our estimates on historical experience and on various assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. The Company's significant accounting policies are more fully described in note 1 to the Company's consolidated financial statements. Set forth below are the critical accounting policies that we believe require significant judgments, estimates and assumptions and are critical to an understanding of our consolidated financial statements.

Other-Than-Temporary Impairment of Investments

We continually monitor the difference between our cost and the estimated fair value of our investments, which involves uncertainty as to whether declines in value are temporary in nature. If we believe a decline in the value of a particular available for sale investment is temporary, we record the decline as an unrealized loss in our shareholders' equity. If we believe the decline in any investment is "other-than-temporarily impaired," we write down the carrying value of the investment and record a realized loss on investments. Our assessment of a decline in value includes our current judgment as to the financial position and future prospects of the entity that issued the investment security. If that judgment changes in the future, we may ultimately record a realized loss after having originally concluded that the decline in value was temporary.

The following discussion summarizes our process of reviewing our investments for possible impairment.

Fixed Maturities. On a monthly basis, we review our fixed maturity securities for impairment. We consider the following factors when evaluating potential impairment:

- the length of time and extent to which the estimated fair value has been less than book value;
- the degree to which any appearance of impairment is attributable to an overall change in market conditions (e.g., interest rates);

- the degree to which an issuer is current or in arrears in making principal and interest/dividend payments on the securities in question;
- the financial condition and future prospects of the issuer, including any specific events that may influence the issuer's operations and its ability to make future scheduled principal and interest payments on a timely basis;
- the independent auditor's report on the issuer's most recent financial statements;
- buy/hold/sell recommendations of investment advisors and analysts;
- relevant rating history, analysis and guidance provided by rating agencies and analysts; and
- our ability and intent to hold the security for a period of time sufficient to allow for recovery in the market value.

Equity Securities. On a monthly basis, we review our equity securities for impairment. We consider the following factors when evaluating potential impairment:

- the length of time and extent to which the estimated fair value has been less than book value;
- whether the decline appears to be related to general market or industry conditions or is issuer-specific;
- the financial condition and future prospects of the issuer, including any specific events that may influence the issuer's operations;
- the recent income or loss of the issuer;
- the independent auditor's report on the issuer's most recent financial statements;
- buy/hold/sell recommendations of investment advisors and analysts;
- rating agency announcements; and
- our ability and intent to hold the security for a period of time sufficient to allow for recovery in the market value.

In addition to the monthly valuation procedures described above, we continually monitor developments affecting our invested assets, paying particular attention to events that might give rise to impairment write-downs. There were $129,729, $931,531 and $0 in impairment charges included in net realized gain (loss) on investments for the years ended December 31, 2003, 2002 and 2001, respectively. Additional impairments within the portfolio during 2004 are possible if current economic and financial conditions worsen. See note 2 to the Company's consolidated financial statements for analysis and discussion with respect to securities in an unrealized loss position at December 31, 2003.

Losses and Loss Adjustment Expense Reserves

Our projection of ultimate loss and LAE reserves are estimates of future events, the outcomes of which are unknown to us at the time the projection is made. Considerable uncertainty and variability are inherent in the estimation of loss reserves. As a result, it is possible that actual experience may be materially different than the estimates reported. As such, we cannot guarantee that future experience will be as expected or recorded by us.

In establishing our reserves, we tested our data for reasonableness, such as ensuring there are no case outstanding reserves on closed claims, and consistency with data used in our previous estimates. We found no material discrepancies or inconsistencies in our data.

Our estimates of ultimate loss are based on our historical loss development experience. In using this historical information, we assume that past loss development is predictive of future development. Our assumptions allow for changes in claims and underwriting operations, as now known or anticipated, which may impact the level of required reserves or the emergence of losses. However, we do not anticipate any extraordinary changes in the legal, social or economic environments that could affect the ultimate outcome of claims or the emergence of claims from causes not currently recognized in our historical data. Such extraordinary changes or claims emergence may impact the level of required reserves in ways that are not presently quantifiable. Thus, while we believe our reserve estimates are reasonable given the information currently available, actual emergence of losses could deviate materially from our estimates and from amounts recorded by us.

We conduct a reserve study using historical losses and LAE by product line or coverage within product line. We compute a range of reasonable estimates as well as select an estimate of indicated reserves. The indicated range includes estimates of expected losses and LAE given the information currently available to us.

As of December 31, 2003, our indicated reserve range for losses and LAE was $11.7 million to $17.3 million. As our gross reserve of $14.4 million as of December 31, 2003 falls within this range, we believe it is a reasonable provision in the aggregate for our unpaid losses and LAE obligations as of December 31, 2003.

At December 31, 2003, losses and LAE reserves, net of reinsurance recoverables, totaled $9.5 million. Management's recorded best estimate, on a net basis, is based on various assumptions, including but not limited to, historical experience and historical loss patterns. Management's estimate was deemed reasonable by our independent actuary. As a result of changes in estimates of insured events in prior years, the provision for losses and LAE decreased by $2.8 million. The majority of this change relates primarily to favorable development attributable to aggregate limit ultimate loss coverage reserves. The majority of our losses are short-tail in nature and adjustments to reserve amounts occur rather quickly. There were no specific events in 2003 that caused a change in our overall reserve assumptions. Conditions that affected this change may not necessarily occur in the future. Accordingly, it may not be appropriate to extrapolate this redundancy to future periods.

We did not experience any significant change in the number of claims paid (other than for growth in our business), average claim paid or average claim reserve that would be inconsistent with the types of risks we insured in the respective years. The increase in claims opened correlates to the increase in policies in force for each policy.

Our reserves reflect anticipated salvage and subrogation included as a reduction to loss and LAE reserves in the amount of $521,157. We record reserves on an undiscounted basis. We do not provide coverage that could reasonably be expected to produce asbestos and/or environmental liability claims activity or material levels of exposure to claims-made extended reporting options.

We prepared our estimates of the gross and net loss and allocated LAE (expenses that can be specifically assigned to a particular claim) liabilities using loss development triangles for each of our principal insurance products as follows:

- ULI - non-aggregate limit
- ULI - aggregate limit (in which the policy runs at a maximum loss ratio)
- CPI
- GAP
- UC

Our reserves for these independently estimated principal insurance products comprise the majority of our total recorded loss and allocated LAE reserves as of December 31, 2003 on a gross and net of reinsurance basis. We prepared independent estimates for unallocated LAE reserves (expenses associated with adjusting and recording policy claims, other than those included in allocated LAE).

Annual accident year loss development triangles were used to estimate ultimate loss and allocated LAE for the ULI non-aggregate limit , CPI, GAP and UC policies. Our data for the ULI aggregate limit policies consisted of premium and loss data and maximum loss ratio by insured bank. This data was used to determine the required reserve under the maximum loss ratio.

Historical "age-to-age" loss development factors ("LDF") were calculated to measure the relative development of an accident year from one maturity point to the next. We then selected appropriate age-to-age LDFs based on these historical factors. We used the selected factors to project the ultimate losses.

The validity of the results from using a loss development approach can be affected by many conditions, such as our claim department processing changes, a shift between single and multiple payments per claim, legal changes or variations in our mix of business form year to year. Also, because the percentage of losses paid for immature years is often low, development factors are volatile. A small variation on the number of claims paid can have leveraging effect that can lead to significant changes in estimated ultimate losses. Therefore, ultimate values for immature accident years are often based on alternative estimation techniques.

We prepared our estimate of unallocated LAE reserves using the relationship of calendar year unallocated LAE payments to calendar year loss payments. Our selected unallocated LAE factor of 3% was selected judgmentally based on a review of historical unallocated LAE-to-loss payments from 1999 to 2003. The incurred but not reported ("IBNR") reserve is then split into IBNR on known claims and IBNR on claims yet to be reported (pure IBNR). This is based on our assumption that all of the UC reserve is pure IBNR and the ULI, CPI and GAP policies will have a one week lag in claim reporting. The unallocated LAE factor is applied to 50% of pure IBNR reserves and 50% of the remaining reserves on the premise that half of our unallocated LAE costs are incurred when the claim is reported and the other half when the claim is closed.

Codification and Subscription Revenue and Expense Recognition

Revenue from municipal code contracts is recognized on the percentage-of-completion method: completion is measured based on the percentage of direct labor costs incurred to date compared to estimated direct labor costs for each contract. While we use available information to estimate total direct labor costs on each contract, actual experience may vary from estimated amounts. Under this method, the costs incurred and the related revenues are included in the income statement as work progresses. Adjustments to contract cost estimates are made in the periods in which the facts which require such revisions become known. If a revised estimate indicates a loss, such loss is provided for in its entirety. The amount by which revenues are earned in advance of contractual collection dates is an unbilled receivable and the amount by which contractual billings exceed earned revenues is deferred revenue which is carried as a liability.

OFF-BALANCE SHEET TRANSACTIONS

We do not have any off-balance sheet arrangements that either have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is considered material.

FORWARD-LOOKING INFORMATION

Certain statements made in this report are forward-looking and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements include certain discussions relating to future revenue, underwriting income, premium volume, investment income and other investment results, business strategies, profitability, liquidity, capital adequacy, anticipated capital expenditures and business relationships, as well as any other statements concerning fiscal year 2004 and beyond. The forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause actual results to differ materially from those statements. Factors that might cause actual results to differ from those statements include, without limitation, changes in underwriting results affected by adverse economic conditions, fluctuations in the investment markets, changes in the retail marketplace, changes in the laws or regulations affecting the operations of the Company, changes in the business tactics or strategies of the Company, the financial condition of the Company's business partners, changes in market forces, litigation and the other risk factors that have been identified in the Company's filings with the SEC, any one of which might materially affect the operations of the Company. Another factor is ownership of the Company. As of the date of this report, members of the Sokol family, including the Chairman and Chief Executive Officer and President, owned approximately 61.5% of the Company's outstanding common shares. Therefore, members of the Sokol family have significant voting power. Any forward-looking statements speak only as of the date made. We undertake no obligation to update any forward-looking statements to reflect events or circumstances arising after the date on which they are made.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Bancinsurance Corporation

We have audited the accompanying consolidated balance sheets of Bancinsurance Corporation and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bancinsurance Corporation at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the financial statements, in 2002 the Company changed its method of accounting for goodwill.

Ernst + Young LLP

Columbus, Ohio
January 30, 2004

BANCINSURANCE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Years ended December 31,		
	2003	2002	2001
Revenues:			
Net premiums earned	$ **47,369,056**	$ 40,882,237	$ 38,308,738
Net investment income	**1,599,064**	1,236,138	1,450,761
Net realized gain (loss) on investments	**822,161**	(1,220,477)	22,542
Codification and subscription fees	**3,819,221**	3,324,037	2,652,231
Management fees	**114,094**	749,442	846,446
Other income	**81,653**	197,278	161,544
Total revenues	**53,805,249**	45,168,655	43,442,262
Expenses:			
Losses and loss adjustment expenses	**33,083,172**	28,314,256	21,658,744
Experience rating adjustments	**(2,702,910)**	(1,708,084)	5,155,850
Commission expense	**7,891,016**	7,230,636	5,918,461
Other insurance operating expenses	**4,982,456**	3,803,457	3,080,374
Codification and subscription expenses	**3,269,714**	2,889,981	2,276,360
General and administrative expenses	**1,216,571**	1,195,085	1,057,840
Interest expense	**541,248**	131,323	28,076
Total expenses	**48,281,267**	41,856,654	39,175,705
Income before federal income taxes and cumulative effect of change in accounting principle	**5,523,982**	3,312,001	4,266,557
Federal income tax expense	**1,614,165**	940,530	1,191,367
Income before cumulative effect of change in accounting principle	**3,909,817**	2,371,471	3,075,190
Cumulative effect of change in accounting principle	—	(1,481,858)	—
Net income	$ **3,909,817**	$ 889,613	$ 3,075,190
Basic net income per share:			
Before cumulative effect of change in accounting principle	$ **.79**	$ .42	$ .53
Cumulative effect of change in accounting principle	—	(.26)	—
Basic net income per share	$ **.79**	$ .16	$ .53
Diluted net income per share:			
Before cumulative effect of change in accounting principle	$ **.77**	$ .41	$ .53
Cumulative effect of change in accounting principle	—	(.25)	—
Diluted net income per share	$ **.77**	$ .16	$ .53

See accompanying notes to consolidated financial statements.

BANCINSURANCE CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,	
	2003	2002
Assets		
Investments:		
Held to maturity:		
Fixed maturities, at amortized cost (fair value $5,066,125 in 2003 and $4,691,903 in 2002)	$ **4,872,012**	$ 4,487,749
Available for sale:		
Fixed maturities, at fair value (amortized cost $28,622,634 in 2003 and $15,557,400 in 2002)	**28,918,149**	15,912,650
Equity securities, at fair value (cost $7,621,880 in 2003 and $5,716,906 in 2002)	**10,235,858**	6,869,513
Short-term investments, at cost which approximates fair value	**28,904,680**	25,135,305
Other invested assets	**1,049,136**	582,137
Total investments	**73,979,835**	52,987,354
Cash	**2,949,627**	4,306,007
Premiums receivable	**10,661,766**	5,910,719
Accounts receivable, net	**993,093**	844,059
Reinsurance recoverables	**4,926,446**	283,417
Prepaid reinsurance premiums	**12,244,588**	1,228,632
Deferred policy acquisition costs	**4,962,150**	2,653,826
Estimated earnings in excess of billings on uncompleted codification contracts	**283,336**	224,837
Loans to affiliates	**770,466**	685,856
Current federal income taxes	—	295,235
Goodwill	**753,737**	753,737
Intangible assets, net	**920,048**	994,566
Accrued investment income	**541,519**	328,751
Other assets	**1,883,125**	1,206,208
Total assets	$ **115,869,736**	$ 72,703,204

See accompanying notes to consolidated financial statements.

BANCINSURANCE CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS, CONTINUED

	December 31, 2003	December 31, 2002
Liabilities and Shareholders' Equity		
Reserve for unpaid losses and loss adjustment expenses	$ **14,385,919**	$ 7,559,503
Unearned premiums	**25,124,137**	10,304,769
Ceded reinsurance premiums payable	**1,721,963**	50,820
Experience rating adjustments payable	**6,997,784**	4,764,329
Retrospective premium adjustments payable	**5,370,273**	3,951,898
Funds held under reinsurance treaties	**2,646,693**	1,513,297
Contract funds on deposit	**1,908,184**	1,317,663
Taxes, licenses and fees payable	**1,315,443**	297,418
Current federal income taxes	**511,091**	—
Deferred federal income taxes	**852,625**	82,027
Deferred ceded commissions	**1,224,938**	—
Commissions payable	**2,660,979**	1,990,436
Billings in excess of estimated earnings on uncompleted codification contracts	**143,888**	93,894
Notes payable	**53,276**	2,166,355
Other liabilities	**2,122,515**	1,460,957
Trust preferred debt issued to affiliates	**15,465,000**	8,248,000
Total liabilities	**82,504,708**	43,801,366
Shareholders' equity:		
Non-voting preferred shares:		
Class A Serial Preference shares without par value; authorized 100,000 shares; no shares issued or outstanding	—	—
Class B Serial Preference shares without par value; authorized 98,646 shares; no shares issued or outstanding	—	—
Common shares without par value; authorized 20,000,000 shares; 6,170,341 shares issued at December 31, 2003 and 2002, 4,920,050 shares outstanding at December 31, 2003 and 5,000,291 shares outstanding at December 31, 2002	**1,794,141**	1,794,141
Additional paid-in capital	**1,337,138**	1,337,138
Accumulated other comprehensive income	**1,920,265**	995,186
Retained earnings	**34,339,332**	30,429,515
	39,390,876	34,555,980
Less: Treasury shares, at cost (1,250,291 common shares in 2003 and 1,170,050 common shares in 2002)	**(6,025,848)**	(5,654,142)
Total shareholders' equity	**33,365,028**	28,901,838
Total liabilities and shareholders' equity	$ **115,869,736**	$ 72,703,204

See accompanying notes to consolidated financial statements.

BANCINSURANCE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Preferred Shares Class A	Preferred Shares Class B	Common shares	Additional paid-in capital	Accumulated other comprehensive income	Retained earnings	Treasury shares	Total shareholders' equity
Balance at December 31, 2000	—	—	$ 1,794,141	$ 1,336,805	$ 748,602	$ 26,464,712	$ (1,808,901)	$ 28,535,359
Comprehensive income:								
Net income	—	—	—	—	—	3,075,190	—	3,075,190
Unrealized losses, net of tax and reclassification adjustment	—	—	—	—	(223,554)	—	—	(223,554)
Total comprehensive income								2,851,636
Purchase of 1,050 treasury shares	—	—	—	—	—	—	(4,542)	(4,542)
Capital contributed in asset purchase	—	—	—	437	—	—	9,019	9,456
Balance at December 31, 2001	—	—	1,794,141	1,337,242	525,048	29,539,902	(1,804,424)	31,391,909
Comprehensive income:								
Net income	—	—	—	—	—	889,613	—	889,613
Unrealized gains, net of tax and reclassification adjustment	—	—	—	—	470,138	—	—	470,138
Total comprehensive income								1,359,751
Purchase of 770,494 treasury shares	—	—	—	—	—	—	(3,852,611)	(3,852,611)
600 shares issued in connection with the exercise of stock options	—	—	—	(104)	—	—	2,893	2,789
Balance at December 31, 2002	—	—	1,794,141	1,337,138	995,186	30,429,515	(5,654,142)	28,901,838
Comprehensive income:								
Net income	—	—	—	—	—	**3,909,817**	—	**3,909,817**
Unrealized gains, net of tax and reclassification adjustment	—	—	—	—	**925,079**	—	—	**925,079**
Total comprehensive income								**4,834,896**
Purchase of 80,241 treasury shares	—	—	—	—	—	—	**(371,706)**	**(371,706)**
Balance at December 31, 2003	—	—	**$ 1,794,141**	**$ 1,337,138**	**$ 1,920,265**	**$ 34,339,332**	**$ (6,025,848)**	**$ 33,365,028**

See accompanying notes to consolidated financial statements.

BANCINSURANCE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,		
	2003	2002	2001
Cash flows from operating activities:			
Net income	$ 3,909,817	$ 889,613	$ 3,075,190
Adjustments to reconcile net income to net cash provided by operating activities:			
Net realized loss on goodwill impairment	—	1,660,858	—
Net realized (gain) loss on investments	(822,161)	1,220,477	(22,542)
Net realized (gain) loss on disposal of property and equipment	—	1,073	(14,800)
Depreciation and amortization	457,915	311,459	306,061
Deferred federal income tax (benefit) expense	294,042	(269,166)	(86,180)
Change in assets and liabilities:			
Premiums receivable	(4,751,047)	(721,596)	(2,597,506)
Accounts receivable, net	(149,034)	(253,658)	(149,086)
Reinsurance recoverables	(4,643,029)	(161,372)	(2,164)
Prepaid reinsurance premiums	(11,015,956)	(327,150)	(851,434)
Deferred policy acquisition costs	(2,308,324)	(1,131,293)	(879,746)
Other assets, net	(737,559)	(508,042)	(147,402)
Reserve for unpaid losses and loss adjustment expenses	6,826,416	2,686,905	1,913,983
Unearned premiums	14,819,368	4,274,496	3,289,855
Ceded reinsurance premiums payable	1,671,143	50,820	—
Experience rating adjustments payable	2,233,455	(1,708,084)	5,155,850
Retrospective premium adjustments payable	1,418,375	235,029	2,861,302
Funds held under reinsurance treaties	1,133,396	511,777	1,001,520
Contract funds on deposit	590,521	(620,261)	(135,605)
Deferred ceded commissions	1,224,938	—	—
Other liabilities, net	3,603,715	305,496	1,525,649
Net cash provided by operating activities	13,755,991	6,447,381	14,242,945
Cash flows from investing activities:			
Proceeds from held to maturity fixed maturities due to redemption or maturity	1,405,000	1,250,400	1,341,000
Proceeds from available for sale fixed maturities sold, redeemed or matured	21,430,449	5,933,115	7,383,150
Proceeds from available for sale equity securities sold	16,688,164	19,056,907	13,175,789
Cost of investments purchased:			
Held to maturity fixed maturities	(1,811,114)	(1,102,131)	(299,955)
Available for sale fixed maturities	(34,634,639)	(7,530,214)	(8,064,552)
Available for sale equity securities	(17,834,184)	(20,098,251)	(15,288,282)
Net change in short-term investments and other invested assets	(4,236,374)	(19,659,165)	543,300
Other	(647,967)	(189,345)	(500,499)
Net cash used in investing activities	(19,640,665)	(22,338,684)	(1,710,049)
Cash flows from financing activities:			
Proceeds from note payable to bank	5,900,000	20,040,000	20,350,000
Repayments of note payable to bank	(8,000,000)	(23,540,000)	(19,892,000)
Proceeds from issuance of trust preferred debt to an affiliate	7,000,000	8,000,000	—
Acquisition of treasury stock	(371,706)	(3,852,611)	(4,542)
Proceeds from stock options exercised	—	2,789	—
Net cash provided by financing activities	4,528,294	650,178	453,458
Net increase (decrease) in cash	(1,356,380)	(15,241,125)	12,986,354
Cash at beginning of year	4,306,007	19,547,132	6,560,778
Cash at end of year	$ 2,949,627	$ 4,306,007	$ 19,547,132
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest	$ 540,300	$ 100,098	$ 13,398
Income taxes	$ 600,000	$ 1,988,102	$ 950,000

See accompanying notes to consolidated financial statements.

BANCINSURANCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2003, 2002 AND 2001

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Organization

Bancinsurance Corporation ("Bancinsurance") is a specialty property insurance holding company incorporated in the State of Ohio in 1970. Bancinsurance Corporation and its subsidiaries (collectively, the "Company") have three reportable business segments: (1) property/casualty insurance, (2) municipal code publishing and (3) insurance agency, which are described in more detail below.

Property/Casualty Insurance. Our wholly-owned subsidiary, Ohio Indemnity Company ("Ohio Indemnity"), is a specialty property insurance company. Ohio Indemnity, an Ohio corporation, is licensed in 47 states, the District of Columbia and for surplus lines in Texas. As such, Ohio Indemnity is subject to the regulations of the Ohio Department of Insurance (the "Department") and the regulations of each state in which it operates. The majority of Ohio Indemnity's premiums are derived from two distinct lines of business: (1) products designed for automobile lenders/dealers and (2) unemployment compensation and bail bond products.

Our automobile lender/dealer line offers three types of products. First, ULTIMATE LOSS INSURANCE® ("ULI"), a blanket vendor single interest coverage, is the primary product we offer to financial institutions nationwide. This product insures banks and financial institutions against damage to pledged collateral in cases where the collateral is not otherwise insured. A ULI policy is generally written to cover a lender's complete portfolio of collateralized personal property loans, typically automobiles. Second, creditor placed insurance ("CPI") is an alternative to our traditional blanket vendor single interest product. While both products cover the risk of damage to uninsured collateral in a lender's automobile loan portfolio, CPI covers the portfolio through tracking individual borrower's insurance coverage. The lender purchases physical damage coverage for loan collateral after a borrowers' insurance has lapsed. Third, our guaranteed auto protection insurance ("GAP") pays the difference or "gap" between the amount owed by the customer on a lease or loan contract and the amount of primary insurance company coverage in the event a vehicle is damaged beyond repair or stolen and never recovered. The GAP product is sold to automobile dealers, lenders and lessors who then sell coverage directly to the borrower at the time of purchasing or leasing an automobile.

We offer three types of unemployment compensation products: (1) bonded service; (2) excess of loss; and (3) mandated bonds. Our unemployment compensation products are utilized by not-for-profit entities which elect not to pay the unemployment compensation tax and instead reimburse the state unemployment compensation for benefits paid by the agencies to the entities' former employees. Certain national cost containment firms provide programs to ensure that reimbursing employers discharge their unemployment compensation commitments. Through its bonded service products, Ohio Indemnity bonds these national cost containment firms for their program service responsibilities. Ohio Indemnity also provides excess of loss coverage, under trust arrangements, to groups of not-for-profit entities that want to declare reimbursing status for their unemployment insurance obligations. We also underwrite state mandated surety bonds. Certain states require that reimbursing employers post a bond as a security for the performance of their reimbursing obligations. Ohio Indemnity provides this mandated bond on behalf of employers enrolled in the bonded service program. In addition to the unemployment compensation products, we provide bail bond coverage through an assumed reinsurance agreement for 15% participation, with other insurers assuming the remaining exposure. This agreement insures a bail bond company against losses arising from the nonperformance of bail requirements.

The Company sells its insurance products through a network of distribution channels, including four managing general agents, approximately thirty independent agents and direct sales.

Municipal Code Publishing. Our wholly-owned subsidiary, American Legal Publishing Corporation ("ALPC"), codifies, publishes, supplements and distributes ordinances for over 1,800 municipalities and counties nationwide in addition to state governments. Ordinance codification is the process of collecting, organizing and publishing legislation for state and local governments.

Insurance Agency. In July 2002, we formed Ultimate Services Agency, LLC ("USA"), a wholly-owned subsidiary. We formed USA to act as an agency for placing property/casualty insurance policies offered and underwritten by Ohio Indemnity and other property/casualty insurance companies. In the fourth quarter of 2002, we dissolved our wholly-owned subsidiary, Paul Boardway and Associates, Inc., which previously acted as a property/casualty insurance agency.

In December 2002, we organized BIC Statutory Trust I ("BIC Trust I"), a Connecticut special purpose business trust. In September 2003, we organized BIC Statutory Trust II ("BIC Trust II"), a Delaware special prupose business trust. BIC Trust I and BIC Trust II were formed for the sole purpose of issuing and selling the floating rate trust preferred capital securites in exempt private placement transactions and investing the proceeds from such securities in junior subordinated debentures of the Company.

(b) Basis of Financial Statement Presentation

Our accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") which vary in certain respects from accounting practices prescribed or permitted by the Department.

The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(c) Consolidation Policy

The accompanying financial statements include the Company's accounts and our wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

(d) Investments

Investments in held to maturity fixed maturities where we have the ability and intent to hold to maturity, are carried at amortized cost. Investments in fixed maturities held as available for sale, which include debt securities and redeemable preferred stock, are carried at fair value. The unrealized holding gain or loss, net of applicable deferred taxes and reclassification adjustment, is reflected in other comprehensive income.

Available for sale equity securities, which include common stock and non-redeemable preferred stock, are reported at fair value with unrealized gains or losses, net of applicable deferred taxes and reclassification adjustment, reflected in other comprehensive income. Short-term investments are reported at cost which approximates fair value. Other invested assets are reported at cost.

Realized gains and losses on disposal of investments are determined by the specific identification method. The carrying value of an investment is revised and the amount of revision is charged to net realized losses on investments when management determines that a decline in the value of an investment is other than temporary.

(e) Accounts Receivable

Accounts receivable is comprised of ALPC's municipal code contract billings. We estimate our allowance for doubtful accounts and bad debts based upon our assessment of the collectibility of receivables and prior experience.

(f) Goodwill

Effective January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). Under SFAS 142, we no longer amortize goodwill and intangibles which have indefinite lives. SFAS 142 requires that we assess goodwill and intangibles with indefinite lives for impairment at least annually, based on the fair value of the related reporting unit. Our annual impairment assessment is performed in the fourth quarter, or earlier if deemed necessary.

As an initial step in the SFAS 142 implementation process, we assigned goodwill and intangibles to our property/casualty insurance, insurance agency and municipal code publishing reporting segments. Following such assignment, the fair value of each reporting segment was compared to its carrying value. Fair values were determined by discounting estimated future cash flows. Based on our initial impairment testing, a net after-tax impairment charge of $1,481,858 was recognized as a cumulative effect of change in accounting principle in the first quarter of 2002. The impairment charge was associated with the August 1999 acquisition of Paul Boardway and Associates, Inc.

We dissolved Paul Boardway and Associates, Inc. in the fourth quarter of 2002. As a result, the remaining goodwill of $179,000 was recorded as a pre-tax impairment charge to income in the third quarter 2002.

Our 2003 testing under SFAS 142 determined there was no further impairment of goodwill.

(g) Intangible Assets

Intangible assets represent databases acquired by ALPC. The databases are comprised of municipal code data and related files. Provision for amortization of the databases is based on estimated useful lives of twenty years and is computed on the straight-line method.

As a result of assigning goodwill and intangibles to our reporting segments, in connection with our SFAS 142 assessment in 2002, we identified a noncompete agreement in the amount of $120,001 that was included in goodwill and therefore subsequently reclassified to an intangible asset. Provision for amortization is based on a definite life of five years and is computed on the straight-line method.

(h) Recognition of Revenue and Related Expenses

Ohio Indemnity's insurance premiums and ceded commissions are earned over the terms of the related insurance policies and reinsurance contracts. For our lender/dealer insurance products, premiums are earned in proportion to the risk assumed. For our unemployment insurance protection products, premiums are earned pro rata over the policy term. The portion of premiums written applicable to the unexpired portion of insurance policies is recorded in the balance sheet as unearned premiums.

Revenue from ALPC municipal code contracts is recognized on the percentage-of-completion method. Completion is measured based on the percentage of direct labor costs incurred to date compared to estimated direct labor costs for each contract. While we use available information to estimate total direct labor costs on each contract, actual experience may vary from estimated amounts. Revenue from code supplements is recognized on the completed-contract method because the typical supplement is completed in a few months.

Commission fee revenues for USA (and Paul Boardway and Associates prior to its dissolution) are recognized when earned based on contractual rates and services provided.

(i) Deferred Policy Acquisition Costs

Acquisition expenses, mainly commissions and premium taxes, related to unearned premiums are deferred and amortized over the period the coverage is provided. Anticipated losses and other expenses related to those premiums are considered in determining the recoverability of deferred acquisition costs.

(j) Reserve for Unpaid Losses and Loss Adjustment Expenses

Loss and loss adjustment expense reserves represent our best estimate of the estimated ultimate net cost of all reported and unreported losses incurred through December 31. We do not discount loss and loss adjustment expense reserves. The reserves for unpaid losses and loss adjustment expenses are estimated using individual case-basis valuations and statistical analyses. Those estimates are subject to the effects of trends in loss severity and frequency. Although considerable variability is inherent in such estimates, we believe the reserves for losses and loss adjustment expenses are adequate. The estimates are regularly reviewed and adjusted as necessary as experience develops or new information becomes known. Such adjustments are included in current operations.

(k) Reinsurance

In the ordinary course of business, we cede and assume reinsurance with other insurers and reinsurers. Ceded reinsurance transactions are associated with our lender/dealer business. The assumed business represents a quota share participation in the gross liability of an insurer covering bail bond business.

(l) Experience Rating and Retrospective Premium Adjustments

Certain policies are eligible for premium adjustments based upon a comparison of actual losses to expected losses. For certain policies, return premiums are calculated and settled on an annual basis. These balances are presented in the accompanying balance sheets as retrospective premium adjustments payable. Certain other policies are eligible for an experience rating adjustment that is calculated and adjusted from period to period and settled upon cancellation of the policy. These balances are presented in the accompanying balance sheets as experience rating adjustments payable.

(m) Contract Funds on Deposit

We have an agreement with a cost containment service firm involving a program designed to control the unemployment compensation costs of certain non-profit employers. Pursuant to this agreement, a surety bond has been issued insuring the payment of certain reimbursable unemployment compensation benefits on behalf of the employers enrolled in this program. Certain monies allocated toward the payment of these benefits are held by us. Together with the cost containment service firm, we share any residual resulting from the development of benefits to be paid from the contract funds held on deposit. We record management fees in the period the residual is shared with the cost containment service firm. Fees of $114,094, $749,442 and $846,446 were recognized in 2003, 2002 and 2001, respectively, as a result of this arrangement.

(n) Depreciation and Amortization

Real estate is stated at cost and depreciated using the straight-line method over thirty-nine years. Property, equipment and computer software are stated at cost and depreciated using the straight-line method over the estimated useful life, ranging from three to five years. Leasehold improvements are capitalized and amortized over the remaining office lease term. Maintenance and repairs are charged directly to expense as incurred.

(o) Federal Income Taxes

We file a consolidated federal income tax return with our subsidiaries. Accordingly, deferred tax liabilities and assets have been recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred income taxes are recognized at prevailing income tax rates for temporary differences between financial statement and income tax bases of assets and liabilities for which income tax benefits will be realized in future years.

(p) Cash and Cash Equivalents

We classify investments as cash equivalents if their original maturity is three months or less. Cash equivalents are stated at cost, which approximates fair value

(q) Stock Option Accounting

We use the "intrinsic value method" under Accounting Principles Board Opinion No. 25 ("APB No. 25") and related interpretations in accounting for stock options issued to employees, officers and directors under our equity compensation plans. FASB Statement No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," as amended, was issued by the FASB in 1995 and requires the "fair value method" for recognition of cost on equity compensation plans similar to those used by the Company. Adoption of SFAS 123 is optional; however, pro forma disclosures as if we had adopted the cost recognition requirements under SFAS 123 in 2003, 2002 and 2001 are presented below.

	As Reported			Pro Forma		
	2003	2002	2001	**2003**	2002	2001
Net income	**$3,909,817**	$ 889,613	$ 3,075,190	**$3,892,127**	$ 875,944	$ 3,068,601
Basic net income per common share	**$ .79**	$ .16	$ .53	**$ .79**	$ .16	$ .53
Diluted net income per common share	**$ .77**	$ .16	$ .53	**$ .77**	$ .16	$ .53

The effects of applying SFAS 123 in this pro forma disclosure are not indicative of future amounts. Additional awards in future years are anticipated.

(r) Reclassification

Certain prior year amounts have been reclassified in order to conform to the 2003 presentation.

(2) INVESTMENTS

The amortized cost, gross unrealized gains and losses and estimated fair value of investments in held to maturity and available for sale securities were as follows:

	December 31, 2003			
	Amortized cost	**Gross unrealized gains**	**Gross unrealized losses**	**Estimated fair value**
Held to maturity:				
Fixed maturities:				
US Treasury securities and obligations of US Government corporations and agencies	**$ 437,268**	**$ 5,462**	**$ —**	**$ 442,730**
Obligations of states and political subdivisions	**4,434,744**	**194,351**	**5,700**	**4,623,395**
Total held to maturity	**4,872,012**	**199,813**	**5,700**	**5,066,125**
Available for sale:				
Fixed maturities:				
US Treasury securities and obligations of US Government corporations and agencies	**1,500,000**	**4,167**	**16,719**	**1,487,448**
Obligations of states and political subdivisions	**18,660,506**	**300,654**	**51,095**	**18,910,065**
Corporate securities	**628,966**	**4,050**	**1,432**	**631,584**
Asset-backed securities	**1,433,162**	**—**	**2,392**	**1,430,770**
Redeemable preferred stock	**6,400,000**	**58,282**	**—**	**6,458,282**
Subtotal	**28,622,634**	**367,153**	**71,638**	**28,918,149**
Equity securities	**7,621,880**	**2,643,545**	**29,567**	**10,235,858**
Total available for sale	**36,244,514**	**3,010,698**	**101,205**	**39,154,007**
Total	**$41,116,526**	**$ 3,210,511**	**$ 106,905**	**$44,220,132**

	December 31, 2002			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Held to maturity:				
Fixed maturities:				
US Treasury securities and obligations of				
US Government corporations and agencies	$ 1,535,197	$ 32,428	$ —	$ 1,567,625
Obligations of states and political subdivisions	2,952,552	171,726	—	3,124,278
Total held to maturity	4,487,749	204,154	—	4,691,903
Available for sale:				
Fixed maturities:				
Obligations of states and political subdivisions	15,529,900	385,668	37,918	15,877,650
Corporate securities	27,500	7,500	—	35,000
Subtotal	15,557,400	393,168	37,918	15,912,650
Equity securities	5,716,906	1,367,885	215,278	6,869,513
Total available for sale	21,274,306	1,761,053	253,196	22,782,163
Total	$ 25,762,055	$ 1,965,207	$ 253,196	$ 27,474,066

The amortized cost and estimated fair value of fixed maturity investments in held to maturity and available for sale securities at December 31, 2003, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	December 31, 2003			
	Held to Maturity		Available for Sale	
	Amortized cost	Estimated fair value	Amortized cost	Estimated fair value
Due in one year or less	$ 135,363	$ 140,105	$ 292,878	$ 295,446
Due after one year but less than five years	1,950,943	1,998,344	3,749,530	3,834,299
Due after five years but less than ten years	1,982,367	2,090,189	4,591,291	4,610,787
Due after ten years	803,339	837,487	12,155,773	12,288,565
Subtotal	4,872,012	5,066,125	20,789,472	21,029,097
Asset-backed securities	—	—	1,433,162	1,430,770
Redeemable preferred stock	—	—	6,400,000	6,458,282
Total	$ 4,872,012	$ 5,066,125	$28,622,634	$28,918,149

Net investment income for the year ended December 31 is summarized below:

	2003	2002	2001
Fixed maturities	**$ 1,240,248**	$ 995,619	$ 1,131,336
Equity securities	**255,672**	251,787	196,707
Short-term investments	**256,450**	114,477	173,834
Other	**30,468**	—	44,176
Expenses	**(183,774)**	(125,745)	(95,292)
Net investment income	**$ 1,599,064**	$ 1,236,138	$ 1,450,761

The proceeds from sales of available for sale securities were $38,118,613, $24,990,022 and $20,558,939 for the years ended December 31, 2003, 2002 and 2001, respectively.

Pre-tax net realized gains (losses) on investments and changes in unrealized gains (losses) on available for sale investments were as follows for each of the years ended December 31:

	2003	2002	2001
Gross realized gains:			
Fixed maturities	$ 236,224	$ 35,508	$ 53,314
Equity securities	869,307	320,661	665,761
Other invested assets	162,094	—	—
Total gains	1,267,625	356,169	719,075
Gross realized losses:			
Fixed maturities	132,574	79,158	47,392
Equity securities	183,161	565,957	649,141
Other-than-temporary impairments	129,729	931,531	—
Total losses	445,464	1,576,646	696,533
Net realized gains (losses)	$ 822,161	$ (1,220,477)	$ 22,542
Changes in unrealized gains (losses) on available for sale investments:			
Fixed maturities	$ (59,735)	$ 293,519	(101,736)
Equity securities	1,461,371	418,809	(236,981)
Net change in unrealized gains (losses)	$ 1,401,636	$ 712,328	$ (338,717)

The following table summarizes, for all securities in an unrealized loss position at December 31, 2003, the estimated fair value and pre-tax gross unrealized loss by length of time those securities have been continuously in an unrealized loss position.

	Estimated fair value	Gross unrealized losses
Fixed maturities:		
0-6 months	$ 6,494,896	$ 41,652
7-12 months	1,800,835	15,867
Greater than 12 months	948,208	19,819
Total fixed maturities	9,243,939	77,338
Equities:		
0-6 months	1,093,326	29,567
7-12 months	—	—
Greater than 12 months	—	—
Total equities	1,093,326	29,567
Total	$ 10,337,265	$ 106,905

As of December 31, 2003, the Company had unrealized losses on 31 fixed maturity securities of $77,338, including 19, 8, and 4 securities that maintained an unrealized loss position for 0-6 months, 7-12 months, and greater than 12 months, respectively. All 31 fixed maturity securities each had a fair value to cost ratio equal to or greater than 97% as of December 31, 2003.

As of December 31, 2003, the Company had unrealized losses on 9 equity securities of $29,567, which all maintained an unrealized loss position for 0-6 months. All 9 equity securities each had a fair value to cost ratio equal to or greater than 90% as of December 31, 2003.

The Company continually monitors developments affecting our invested assets, paying particular attention to events that might give rise to impairment write-downs, including but not limited to: (1) the length of time and extent to which the estimated fair value has been less than book value; (2) whether the decline appears to be related to general market or industry conditions or is issuer-specific; and (3) our ability and intent to hold the security for a period of time sufficient to allow for recovery in the estimated fair value. There were $129,729, $931,531 and $0 in impairment charges included in net realized gain (loss) on investments for the years ended December 31, 2003, 2002 and 2001, respectively. As part of the Company's normal assessment of other-than-temporary impairments of investments, the securities listed were evaluated and no further impairments were deemed necessary as of December 31, 2003.

At December 31, 2003, investments having a carrying value of $4,511,084 were on deposit with various state insurance departments to meet their respective regulatory requirements.

(3) DEFERRED POLICY ACQUISITION COSTS

Changes in deferred policy acquisition costs for the year ended December 31 are summarized as follows:

	2003	2002	2001
Deferred, January 1	$ 2,653,826	$ 1,522,533	$ 642,787
Additions:			
Commissions	5,380,025	1,904,229	1,682,847
Premium tax	400,315	135,711	122,837
Total additions	5,780,340	2,039,940	1,805,684
Amortization to expense	3,472,016	908,647	925,938
Deferred, December 31	$ 4,962,150	$ 2,653,826	$ 1,522,533

(4) UNCOMPLETED CONTRACTS

Revenues earned on uncompleted codification contracts by ALPC were $1,625,993 and $1,492,583 and billings to date on those contracts were $1,486,545 and $1,361,640, at December 31, 2003 and 2002, respectively. The excess of costs and estimated earnings over billings to date are presented in the accompanying balance sheets.

(5) GOODWILL AND INTANGIBLE ASSETS

There were no changes in the carrying amount of goodwill during 2003. The changes in the carrying amount of goodwill by reporting unit for the year ended December 31, 2002 are as follows:

	Property/Casualty Insurance	Insurance Agency	Municipal Code Publishing	Total
Balance at December 31, 2001	$ 753,737	$ 1,780,859	$ —	$ 2,534,596
Impairment write-offs	—	(1,660,858)	—	(1,660,858)
Noncompete agreement recognition	—	(120,001)	—	(120,001)
Balance at December 31, 2002	$ 753,737	$ —	$ —	$ 753,737

Below is a reconciliation statement of income information to pro forma amounts that reflect the elimination of amortization of goodwill, net of tax, for the year ended December 31, 2001:

		Per Share	
	Amount	Basic	Diluted
Net income, as reported	$ 3,075,190	$ .53	$ .53
Amortization of goodwill	101,316	.02	.02
Pro forma net income	$ 3,176,506	$ .55	$ .55

Intangible assets as of December 31 were as follows:

	December 31, 2003			December 31, 2002		
	Cost	**Accumulated amortization**	**Net**	Cost	Accumulated amortization	Net
Amortizing intangibles:						
Databases	**$1,008,773**	**$ (153,001)**	**$ 855,772**	$ 1,008,773	$ (102,562)	$ 906,211
Noncompete agreement	**120,394**	**(56,118)**	**64,276**	120,394	(32,039)	88,355
Total intangible assets	**$1,129,167**	**$ (209,119)**	**$ 920,048**	$ 1,129,167	$ (134,601)	$ 994,566

Amortization expense related to amortizable intangible assets was $74,518, $80,240 and $35,995 during 2003, 2002 and 2001, respectively. The estimated amortization expense of intangible assets for the next five fiscal years ending December 31 is as follows:

2004	$ 74,518
2005	74,518
2006	66,518
2007	50,477
2008	50,439
	$ 316,470

(6) NOTES PAYABLE

As of December 31, 2003, we had an unsecured $10,000,000 revolving line of credit with a maturity date of June 30, 2007 with no outstanding balance ($2,100,000 at December 31, 2002). The revolving credit agreement provides for interest payable quarterly, at an annual rate equal to 0.75% less than the prime rate (3.25% per annum at December 31, 2003). The Company was in compliance with all provisions of our debt covenants at December 31, 2003. The bank that provides the credit line is also a policyholder of the Company.

(7) LEASE EXPENSES

We routinely lease premises for use as administrative offices, vehicles and office equipment under operating leases for varying periods. Management expects that in the normal course of business, leases will be renewed or replaced by other leases. Effective January 2001, we entered into a new lease for our Columbus office space. Under its provisions, no cash payments were due until April 1, 2002. Rent expense is recognized evenly over the lease term ending December 31, 2008. Rental expenses under operating leases were $271,656, $303,781 and $267,000 during 2003, 2002 and 2001, respectively.

The future minimum lease payments required under these operating leases for the next five fiscal years ending December 31 are as follows:

2004	$ 223,317
2005	175,850
2006	208,769
2007	224,009
2008	229,943
	$ 1,061,888

(8) TRUST PREFERRED DEBT ISSUED TO AFFILIATES

In December 2002, we organized BIC Statutory Trust I ("BIC Trust I"), a Connecticut special purpose business trust, which issued $8,000,000 of floating rate trust preferred capital securities in an exempt private placement transaction. In September 2003, we organized BIC Statutory Trust II ("BIC Trust II"), a Delaware special purpose business trust, which issued $7,000,000 of floating rate trust preferred capital securities in an exempt private placement transaction. BIC Trust I and BIC Trust II were formed for the sole purpose of issuing and selling the floating rate trust preferred capital securities and investing the proceeds from such securities in junior subordinated debentures of the Company. In connection with the issuance of the trust preferred capital securities, the Company issued junior subordinated debentures of $8,248,000 and $7,217,000 to BIC Trust I and BIC Trust II, respectively. The floating rate trust preferred capital securities and the junior subordinated debentures have substantially the same terms and conditions. The Company has fully and unconditionally guaranteed the obligations of BIC Trust I and BIC Trust II with respect to the floating rate trust preferred capital securities. BIC Trust I and BIC Trust II distribute the interest received from the Company on the junior subordinated debentures to the holders of their floating rate trust preferred capital securities to fulfill their dividend obligations with respect to such trust preferred securities. BIC Trust I's floating rate trust preferred capital securities, and the junior subordinated debentures issued in connection therewith, pay dividends and interest, as applicable, on a quarterly basis at a rate equal to three month LIBOR plus four hundred basis points (5.18% at December 31, 2003), are redeemable at par on or after December 4, 2007 and mature on December 4, 2032. BIC Trust II's floating rate trust preferred capital securities, and the junior subordinated debentures issued in connection therewith, pay dividends and interest, as applicable, on a quarterly basis at a rate equal to three month LIBOR plus four hundred and five basis points (5.21% at December 31, 2003), are redeemable at par on or after September 30, 2008 and mature on September 30, 2033. Interest on the junior subordinated debentures is charged to income as it accrues. Interest expense related to the junior subordinated debentures for the period ended December 31, 2003 and 2002 was $538,056 and $33,748, respectively. The Company was in compliance with all provisions of our debt covenants at December 31, 2003.

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities," which requires the consolidation of certain entities considered to be variable interest entities ("VIEs"). An entity is considered to be a VIE when it has equity investors who lack the characteristics of having a controlling financial interest, or its capital is insufficient to permit it to finance its activities without additional subordinated financial support. Consolidation of a VIE by an investor is required when it is determined that the investor will absorb a majority of the VIE's expected losses if they occur, receive a majority of the VIEs expected residual returns if they occur, or both. The Company adopted FIN 46 on July 1, 2003. Upon adoption, BIC Trust I was deconsolidated effective July 1, 2003 with prior periods reclassified in the consolidated financial statements. The deconsolidation did not have any impact on net income. In accordance with FIN 46, BIC Trust II was not consolidated upon formation in September 2003.

(9) FEDERAL INCOME TAXES

Deferred income taxes for 2003 and 2002 reflect the impact of "temporary differences" between amounts of assets and liabilities for financial reporting purposes and such amounts as measured on an income tax basis. Temporary differences which give rise to the net deferred tax liability at December 31 are as follows:

	2003	2002
Deferred tax assets:		
Unpaid loss and loss adjustment expense reserves	$ 171,539	$ 121,063
Unearned premium reserves	1,211,482	622,859
Accrued bonus	—	99,079
Capital loss carryforward	—	26,009
Other than temporary impairment of investments	88,245	316,721
Deferred ceded commissions	416,479	—
Other	121,596	195,285
Subtotal	2,009,341	1,381,016
Deferred tax liabilities:		
Unrealized gains on available for sale securities	(989,227)	(512,671)
Discounting of anticipated salvage and subrogation	(9,609)	(2,752)
Deferred policy acquisition costs	(1,687,131)	(902,303)
Accrued dividends receivable	(17,950)	(4,182)
Other	(158,049)	(41,135)
Subtotal	(2,861,966)	(1,463,043)
Net deferred tax liability	$ (852,625)	$ (82,027)

Net deferred tax assets and liabilities and federal income tax expense in future years can be materially affected by changes in enacted tax rates or by unexpected adverse events.

The provision for federal income taxes for the period ended December 31 consists of the following:

	2003	2002	2001
Current	$ 1,320,123	$ 1,175,825	$ 1,056,810
Deferred expense (benefit)	294,042	(235,295)	134,557
Federal income tax expense	$ 1,614,165	$ 940,530	$ 1,191,367

The difference between income taxes provided at our effective tax rate and the 34% federal statutory rate for the period ended December 31 is as follows:

	2003	2002	2001
Federal income tax at statutory rate	$ 1,878,154	$ 1,137,555	$ 1,450,629
Dividends received deduction and tax exempt interest	(379,099)	(326,397)	(327,644)
Business meals and entertainment	22,489	20,238	46,686
Other	92,621	109,134	21,696
Federal income tax expense	$ 1,614,165	$ 940,530	$ 1,191,367

(10) BENEFIT PLANS

The Ohio Indemnity Company Employee 401(k) and Profit Sharing Plan (the "401(k) Plan") is available to full-time employees who meet the 401(k) Plan's eligibility requirements. Under the 401(k) Plan, we match 50% of the qualified employee's contribution up to 6% of salary. The total cost of the matching contribution was $164,057, $133,353 and $92,340 for the years ended December 31, 2003, 2002 and 2001, respectively.

(11) STOCK OPTION PLANS

We have stock options outstanding and exercisable at December 31, 2003 under three equity compensation plans, each of which has been approved by our security holders. Our 1984 Stock Option Plan (the "1984 Stock Option Plan") was open to all employees of the Company and its subsidiaries. All options were granted to employees of our Company before May 17, 1994 and had a term of not more than ten years. Under the 1984 Stock Option Plan, options for 10,000 common shares were outstanding at December 31, 2003 and expire in 2004 at an option price per share of $5.25. All of the options outstanding were granted to an employee for compensatory purposes.

The 1994 Stock Option Plan (the "1994 Stock Option Plan") provides for the grant of options to purchase up to an aggregate of 500,000 common shares, with a 100,000 common share maximum for any one participant. Key employees, officers and directors of, and consultants and advisors to, Bancinsurance and its subsidiaries are eligible to participate in the 1994 Stock Option Plan. The 1994 Stock Option Plan is administered by the Company's Compensation Committee which determines to whom and when options will be granted along with the terms and conditions of the options. Under the 1994 Stock Option Plan, options for 372,400 common shares were outstanding at December 31, 2003 and expire at various dates from 2004 to 2013 and range in option price per share from $2.50 to $6.75. Of the options for 372,400 common shares outstanding, 46,000 have been granted to our non-employee directors and 326,400 have been granted to employees.

The 2002 Stock Incentive Plan (the "2002 Plan") provides for awards, including grant of options, to purchase up to an aggregate of 600,000 common shares. Key employees, officers and directors of, and consultants and advisors to, Bancinsurance and its subsidiaries are eligible to participate in the 2002 Plan. The 2002 Plan is administered by the Compensation Committee which determines to whom and when options, restricted stock or stock appreciation rights will be granted as well as the terms and conditions of the award. Under the 2002 Plan, options for 204,000 common shares were outstanding at December 31, 2003 and expire at various dates from 2012 to 2013 and range in option price per share from $4.50 to $5.21. All of the options outstanding were granted to employees for compensatory purposes.

A summary of the status of our stock options as of December 31, 2003, 2002 and 2001 and changes during the year ended on those dates is presented below:

	2003		2002		2001	
	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price
Outstanding at beginning of year	**487,900**	**$ 4.73**	355,500	$ 4.81	323,000	$ 4.76
Granted	**159,000**	**5.56**	164,000	4.66	49,000	4.62
Exercised	**(18,000)**	**4.92**	(600)	4.65	(14,000)	2.89
Expired	**(20,000)**	**6.00**	—	—	—	—
Canceled	**(22,500)**	**4.95**	(31,000)	5.33	(2,500)	4.75
Outstanding at end of year	**586,400**	**4.90**	487,900	4.73	355,500	4.81
Shares reserved for issuance	**982,400**		1,042,900		434,500	
Options available for future grant	**396,000**		555,000		129,000	
Weighted-average fair value of options granted during the year	**$ 1.7068**		$ 1.7135		$ 2.0434	

The fair value of each option granted during 2003, 2002 and 2001 is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: (1) expected volatility of 27.44 % for 2003, 28.97% for 2002 and 35.15% for 2001; (2) risk-free interest rate of 3.09% for options granted March 14, 2003, 2.82% for options granted May 16, 2003, 2.74% for options granted June 2, 2003, 2.64% for options granted June 3, 2003, 5.00% for options granted May 17, 2002, 4.71% for options granted June 4, 2002, 3.86% for options granted July 26, 2002, 3.48% for options granted October 28, 2002, 3.41% for options granted November 4, 2002, 5.24% for options granted May 17, 2001, 5.31% for options granted May 30, 2001 and 5.20% for options granted May 31, 2001; (3) expected life of six years for all years; and (4) 0% dividend yield for all years.

The following table summarizes weighted-average information by range of exercise prices for stock options outstanding and exercisable at December 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number outstanding at 12/31/03	Weighted-average remaining contractual life	Weighted-average exercise price	Number exercisable at 12/31/03	Weighted-average exercise price
$ 2.50 - 2.875	19,500	1.92	$ 2.54	19,500	$ 2.54
3.375 - 3.875	32,000	2.96	3.84	32,000	3.84
4.00 - 4.85	268,400	6.77	4.58	143,360	4.64
5.25 - 5.625	248,500	7.77	5.46	76,000	5.36
6.00 - 6.75	18,000	3.18	6.22	8,000	6.50
2.50 - 6.75	586,400	6.71	4.90	278,860	4.65

(12) STATUTORY RESTRICTIONS

Generally, Ohio Indemnity is restricted by the insurance laws of the State of Ohio as to amounts that can be transferred to the parent in the form of dividends, loans, or advances without the approval of the Department. Under these restrictions, during 2004, dividends, loans or advances in excess of $3,629,310 will require the approval of the Department.

Ohio Indemnity is subject to a Risk Based Capital test applicable to property and casualty insurers. The Risk Based Capital test serves as a benchmark of an insurance enterprise's solvency by state insurance regulators by establishing statutory surplus targets which will require certain company level or regulatory level actions. Ohio Indemnity's total adjusted capital is in excess of all required action levels.

(13) STATUTORY SURPLUS AND NET INCOME

Ohio Indemnity is statutorily required to file financial statements with state regulatory authorities. The accounting principles used to prepare such statutory financial statements follow prescribed or permitted accounting principles as defined in the National Association of Insurance Commissioners Accounting Practices and Procedures Manual, each of which may differ from GAAP. Permitted statutory accounting practices encompass all accounting practices not so prescribed, but allowed by the Department. Ohio Indemnity has no permitted statutory accounting practices.

As of and for the period ended December 31, Ohio Indemnity's statutory surplus and net income determined in accordance with accounting practices prescribed by the Department differed from shareholder's equity and net income determined in accordance with GAAP by the following:

	Shareholder's Equity/Surplus			Net Income		
	2003	2002	2001	**2003**	2002	2001
Statutory	**$36,293,102**	$ 32,353,218	$ 29,632,880	**$ 2,427,321**	$ 1,751,827	$ 2,567,615
Reconciling items:						
Non-admitted assets	**33,682**	91,723	2,818	**—**	—	—
Deferred policy acquisition costs	**4,962,150**	2,653,826	1,522,533	**2,308,324**	1,131,292	879,746
Deferred ceded commissions	**(371,323)**	—	—	**(371,323)**	—	—
Deferred taxes	**(1,660,512)**	(1,023,087)	(538,651)	**(37,523)**	166,270	(134,557)
Unrealized gain on available for sale fixed maturities and redeemable preferred stock	**293,031**	355,249	61,730	**—**	—	—
Provision for reinsurance	**47,000**	—	32,027	**—**	—	—
GAAP	**$39,597,130**	$ 34,430,929	$ 30,713,337	**$ 4,326,799**	$ 3,049,389	$ 3,312,804

(14) OTHER COMPREHENSIVE INCOME

The related federal income tax effects of each component of other comprehensive income (loss) are as follows:

	Year ended December 31, 2003		
	Before-tax amount	**Income tax effect**	**Net-of-tax amount**
Net unrealized holding gains on securities:			
Unrealized holding gains arising during 2003	**$ 2,061,702**	**$ 700,979**	**$ 1,360,723**
Less: *reclassification adjustments for gains realized in net income*	**660,067**	**224,423**	**435,644**
Net unrealized holding gains	**1,401,635**	**476,556**	**925,079**
Other comprehensive income	**$ 1,401,635**	**$ 476,556**	**$ 925,079**

	Year ended December 31, 2002		
	Before-tax amount	Income tax effect	Net-of-tax amount
Net unrealized holding gains on securities:			
Unrealized holding losses arising during 2002	$ (321,214)	$ (109,213)	$ (212,001)
Less: reclassification adjustments for losses realized in net income	(1,033,544)	(351,405)	(682,139)
Net unrealized holding gains	712,330	242,192	470,138
Other comprehensive income	$ 712,330	$ 242,192	$ 470,138

	Year ended December 31, 2001		
	Before-tax amount	Income tax effect	Net-of-tax amount
Net unrealized holding losses on securities:			
Unrealized holding losses arising during 2001	$ (316,176)	$ (107,500)	$ (208,676)
Less: reclassification adjustments for gains realized in net income	22,542	7,664	14,878
Net unrealized holding losses	(338,718)	(115,164)	(223,554)
Other comprehensive income loss	$ (338,718)	$ (115,164)	$ (223,554)

(15) RESERVE FOR UNPAID LOSSES AND LOSS ADJUSTMENT EXPENSES

Activity in the reserve for unpaid losses and loss adjustment expenses is summarized as follows (dollars in thousands):

	2003	2002	2001
Balance at January 1	$ **7,559**	$ 4,873	$ 2,959
Less: reinsurance recoverables	**283**	90	20
Net Balance at January 1	**7,276**	4,783	2,939
Incurred related to:			
Current year	**35,888**	29,121	21,759
Prior years	**(2,805)**	(807)	(100)
Total incurred	**33,083**	28,314	21,659
Paid related to:			
Current year	**21,120**	21,103	17,074
Prior years	**9,779**	4,718	2,741
Total paid	**30,899**	25,821	19,815
Net Balance at December 31	**9,460**	7,276	4,783
Plus: reinsurance recoverables	**4,926**	283	90
Balance at December 31	**$ 14,386**	$ 7,559	$ 4,873

As a result of changes in estimates of insured events in prior years, the provision for unpaid losses and loss adjustment expenses decreased by $2,805,000, $807,000 and $100,000 in 2003, 2002 and 2001, respectively, due to favorable development, primarily attributable to aggregate limit ultimate loss coverage reserves.

(16) REINSURANCE

In the ordinary course of business, we assume and cede reinsurance with other insurers and reinsurers. Such arrangements serve to enhance our capacity to write business, provide greater diversification and limit our maximum loss arising from certain risks. Although reinsurance does not discharge the original insurer from its primary liability to its policyholders, it is the practice of insurers for accounting purposes to treat reinsured risks as risks of the reinsurer. The primary insurer would only reassume liability in those situations where the reinsurer is unable to meet the obligations it assumed under the reinsurance agreements. The ability to collect reinsurance is subject to the solvency of the reinsurers.

We report balances pertaining to reinsurance transactions "gross" on the balance sheet, meaning that reinsurance recoverables on unpaid losses, ceded experience rating adjustments payable and ceded unearned premiums are not deducted from insurance reserves but are recorded as assets.

The Company's ceded reinsurance transactions are attributable to our lender/dealer business. The assumed business represents a quota share participation in the gross liability of an insurer covering bail bond business. During 2003, the Company entered into two new quota share reinsurance agreements whereby 100% of our lender/dealer business was ceded for two customers. Under the two separate agreements, the Company ceded written premium of $18,459,771 and $8,826,954, respectively, during 2003. At December 31, 2003, the Company recorded a reinsurance recoverable of $1,475,632 and $3,067,461, respectively, and prepaid reinsurance premiums of $5,127,910 and $5,638,647, respectively, for these two separate agreements. For both agreements, the Company has obtained collateral in the form of a letter of credit and a trust from the reinsurers to secure their obligations. Under the provisions of the reinsurance agreements, the collateral must be equal to or greater than 102% of the reinsured reserves and the Company has immediate access to such collateral if necessary.

A reconciliation of direct to net premiums, on both a written and earned basis, for the years ended December 31, 2003, 2002 and 2001 is as follows:

	2003		2002		2001	
	Premiums written	**Premiums earned**	Premiums written	Premiums earned	Premiums written	Premiums earned
Direct	**$85,697,160**	**$69,417,859**	$ 45,403,898	$ 40,978,953	$ 44,384,593	$ 38,390,171
Assumed	**367,466**	**409,024**	495,762	411,179	329,739	173,005
Ceded	**(28,537,419)**	**(22,457,827)**	(835,045)	(507,895)	(1,105,872)	(254,438)
Total	**$57,527,207**	**$47,369,056**	$ 45,064,615	$ 40,882,237	$ 43,608,460	$ 38,308,738

The amounts of recoveries pertaining to reinsurance that were deducted from losses incurred during 2003, 2002 and 2001 were $9,917,371, $231,998 and $164,794, respectively. The amount of recoveries pertaining to reinsurance that was deducted from experience rating adjustments during 2003 was $4,936,365 (none in 2002 and 2001). During 2003, 2002 and 2001, ceded reinsurance decreased commission expense incurred by $7,380,273, $132,344 and $160,839, respectively.

(17) RELATED PARTIES

Loans to affiliates at December 31, 2001 included a $96,000 loan to an officer of the Company. Such indebtedness was due and payable on February 1, 2002. Pursuant to the terms of a Resignation Agreement and Release between the Company and such officer, we offset the loan payable against $96,000 that was due and payable by the Company under such Resignation Agreement and Release at the officer's termination on March 31, 2002.

In 1994, we entered into a Split-Dollar Insurance Agreement with a bank, as trustee, for the benefit of an officer and his spouse. The bank has acquired a second-to-die policy on the lives of the insureds, in the aggregate face amount of $2,700,000. At December 31, 2003 and 2002, we had loaned the trustee $717,496 and $645,777, respectively, under this agreement for payment of insurance premiums, which is included in loans to affiliates. Amounts loaned by the Company to the trustee are to be repaid, in full, without interest from any of the following sources: (1) cash surrender value of the underlying insurance policies; (2) death benefits; and/or (3) the sale of 15,750 common shares of the Company contributed by the officer to the trust. In February 2000, we entered into a Split-Dollar Insurance Agreement for the benefit of another officer in the face amount of $1,000,000. At December 31, 2003 and 2002, $30,000 was included in loans to affiliates for payment of insurance premiums in accordance with this agreement. All premiums paid by the Company in accordance with this agreement are to be repaid, in full, without interest, upon the death, retirement or termination of the officer.

During 2003 and 2001, we agreed to repurchase common shares of the Company from two officers of Ohio Indemnity concurrent with the issuance of such common shares through exercise of stock options. The $4,680 payment in 2003 and the $22,640 payment in 2001 to settle the option grants were recorded as compensation expense.

We share the Company's executive offices with certain of our consolidated subsidiaries. Rental, equipment and bookkeeping expenses are allocated among them pursuant to management fee agreements.

(18) CONCENTRATIONS

The Company has the following concentrations of net premiums earned within our property/casualty insurance business segment for the years ended December 31:

	2003	2002	2001
Product - Customer Type			
Lender/Dealer - Managing General Agent	**$ 10,889,155**	$ 9,724,753	$ 7,219,390
Lender/Dealer - Managing General Agent	**6,512,701**	5,521,061	5,121,341
Lender/Dealer - Managing General Agent	**5,439,426**	163,729	—
Lender/Dealer - Policyholder	**7,062,900**	5,804,975	4,238,080

(19) COMMON SHARE REPURCHASE PROGRAM

On April 25, 2002, the Board of Directors adopted a common share repurchase program. On May 23, 2002, the Board of Directors increased the aggregate number of common shares available for repurchase under the repurchase program to 700,000 common shares from 600,000 common shares originally approved. The repurchase program expired on December 31, 2003. Through December 31, 2003, we repurchased 699,465 common shares at an average price per share of $5.00 under this program. Repurchases were funded by cash flows from operations.

(20) FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate fair value:

Short-term investments: The carrying amounts are reasonable estimates of fair value.

Fixed maturities and equity securities: Fair values are based upon quoted market prices or dealer quotes for comparable securities.

Accounts receivable: The carrying amounts are reasonable estimates of fair value.

Notes payable: Rates currently available to us for debt with similar terms and remaining maturities are used to estimate fair value of existing debt. As the interest rate adjusts regularly, the carrying amount is a reasonable estimate of fair value.

Trust preferred debt issued to affiliates: Fair value is estimated using discounted cash flow calculations based on interest rates currently being offered for similar obligations with maturities consistent with the obligation being valued. As the interest rate adjusts regularly, the carrying amount is a reasonable estimate of fair value.

The carrying amount and estimated fair value of financial instruments subject to disclosure requirements were as follows at December 31:

	2003		2002	
	Carrying amount	**Estimated fair value**	Carrying amount	Estimated fair value
Assets:				
Held to maturity fixed maturities	$ **4,872,012**	$ **5,066,125**	$ 4,487,749	$ 4,691,903
Available for sale fixed maturities	**28,918,149**	**28,918,149**	15,912,650	15,912,650
Available for sale equity securities	**10,235,858**	**10,235,858**	6,869,513	6,869,513
Short-term investments	**28,904,680**	**28,904,680**	25,135,305	25,135,305
Cash	**2,949,627**	**2,949,627**	4,306,007	4,306,007
Liabilities:				
Notes payable	**53,276**	**53,276**	2,166,355	2,166,355
Trust preferred debt issued to affiliates	**15,465,000**	**15,465,000**	8,248,000	8,248,000

(21) QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

Our results of operations have varied, and in the future may vary, from quarter to quarter principally because of fluctuations in underwriting results. Consequently, quarterly results are not necessarily indicative of full year results, nor are they comparable to the results of other quarters. The following table sets forth certain unaudited quarterly consolidated financial and operating data:

	2003			
	First Quarter	**Second Quarter**	**Third Quarter**	**Fourth Quarter**
Total revenues	$ **12,771,501**	$ **16,732,220**	$ **17,497,669**	$ **6,803,859**
Income before federal income taxes	**1,437,535**	**1,622,924**	**927,856**	**1,535,667**
Net income	**1,029,003**	**1,146,128**	**750,175**	**984,511**
Earnings per common share:				
Basic	**.21**	**.23**	**.15**	**.20**
Diluted	**.20**	**.23**	**.15**	**.19**

	2002			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenues	$ 10,407,965	$ 11,284,189	$ 12,613,057	$ 10,863,444
Income before federal income taxes and cumulative effect of change in accounting principle	1,439,672	1,332,021	114,623	425,685
Income before cumulative effect of change in accounting principle	1,020,484	950,951	92,670	307,366
Net income (loss)	(461,374)	950,951	92,670	307,366
Earnings per common share:				
Basic:				
Income before cumulative effect of change in accounting principle	.18	.17	.02	.05
Net income (loss)	(.08)	.17	.02	.05
Diluted:				
Income before cumulative effect of change in accounting principle	.17	.17	.02	.05
Net income (loss)	(.08)	.17	.02	.05

(22) LITIGATION

There are no actions, suits, claims, governmental investigations or proceedings instituted, pending or, to our knowledge, threatened against the Company, its subsidiaries or against any of their assets, interests or rights that in any such case, if decided adversely, could reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Company. Neither the Company nor any of its subsidiaries is a party to any order, judgment or decree which has had or could reasonably be expected to have a material adverse effect on the Company or such subsidiary.

(23) SUPPLEMENTAL DISCLOSURE FOR EARNINGS PER SHARE

	2003	2002	2001
Net income	$ 3,909,817	$ 889,613	$ 3,075,190
Income available to common shareholders, assuming dilution	$ 3,909,817	$ 889,613	$ 3,075,190
Weighted-average common shares outstanding	4,941,731	5,376,465	5,769,340
Dilutive effect of outstanding options	108,282	34,649	20,000
Diluted common shares	5,050,013	5,411,114	5,789,340
Basic net income per common share	$ .79	$ .16	$ .53
Diluted net income per common share	$ .77	$ .16	$ .53

(24) SEGMENT INFORMATION

As described in Note 1, the Company has three reportable business segments: (1) Property/Casualty Insurance; (2) Municipal Code Publishing; and (3) Insurance Agency. There are intersegment management and commission fees. The allocations of certain general expenses within segments are based on a number of assumptions, and the reported operating results would change if different methods were applied. Depreciation and capital expenditures are not considered material.

	December 31, 2003			
	Property/Casualty Insurance	Municipal Code Publishing	Insurance Agency	Reportable Segment Total
Revenues from external customers	$ 48,500,430	$ 3,819,221	$ 3,735	$ 52,323,386
Intersegment revenues	5,880	—	370,871	376,751
Interest revenue	1,685,726	—	9	1,685,735
Interest expense	549	2,032	—	2,581
Depreciation and amortization	222,280	92,609	—	314,889
Segment profit	6,072,662	457,490	310,813	6,840,965
Income tax expense	1,745,863	187,881	106,564	2,040,308
Segment assets	105,342,377	2,551,413	547,206	108,440,996

	December 31, 2002			
	Property/Casualty Insurance	Municipal Code Publishing	Insurance Agency	Reportable Segment Total
Revenues from external customers	$ 40,822,797	$ 3,324,037	$ 8,463	$ 44,155,297
Intersegment revenues	5,880	—	155,181	161,061
Interest revenue	1,293,032	—	116	1,293,148
Interest expense	15,477	11,420	1,327	28,224
Depreciation and amortization	113,591	100,455	28,000	242,046
Segment profit (loss)	4,141,969	522,636	(1,623,255)	3,041,350
Income tax expense	1,094,048	243,066	18,049	1,355,163
Segment assets	66,692,915	2,153,838	299,257	69,146,010

	December 31, 2001			
	Property/Casualty Insurance	Municipal Code Publishing	Insurance Agency	Reportable Segment Total
Revenues from external customers	$ 39,747,354	$ 2,652,231	$ 67,065	$ 42,466,650
Intersegment revenues	5,880	—	340,494	346,374
Interest revenue	1,335,796	—	107	1,335,903
Interest expense	9,266	3,162	—	12,428
Depreciation and amortization	59,829	78,140	102,122	240,091
Segment profit	4,545,478	380,425	141,402	5,067,305
Income tax expense	1,229,850	143,617	87,923	1,461,390
Segment assets	58,283,510	1,878,414	2,610,501	62,772,425

The following is a reconciliation of the segment results to the consolidated amounts reported in theconsolidated financial statements:

	2003	2002	2001
Revenues			
Total revenues for reportable segments	**$ 52,323,386**	$ 44,155,297	$ 42,466,650
Other revenues	**218,772**	2,702	23,147
Interest revenue	**1,739,082**	1,317,751	1,380,079
Elimination of intersegment revenues	**(475,991)**	(307,095)	(427,614)
Total consolidated revenues	**$ 53,805,249**	$ 45,168,655	$ 43,442,262
Profit			
Total profit for reportable segments	**$ 6,840,965**	$ 3,041,350	$ 5,067,305
Other gain (loss)	**(840,992)**	577,746	(373,134)
Elimination of intersegment profits	**(475,991)**	(307,095)	(427,614)
Income before income taxes and cumulative effect of change in accounting principle	**$ 5,523,982**	$ 3,312,001	$ 4,266,557
Assets			
Total assets for reportable segments	**$ 108,440,996**	$ 69,146,010	$ 62,772,425
Parent company assets	**8,122,851**	11,950,233	3,967,509
Elimination of intersegment receivables	**(694,111)**	(8,393,039)	(2,069,257)
Total consolidated assets	**$ 115,869,736**	$ 72,703,204	$ 64,670,677

MARKET INFORMATION

The Company's common shares are traded on the Nasdaq National Market under the symbol "BCIS." The following table sets forth, for the periods indicated, the high and low closing sale prices for the Company's common shares. On February 27, 2004, the last reported sale price of the Company's common shares was $7.93.

Fiscal Quarter Ended	Low Sale	High Sale
March 31, 2003	**4.45**	**5.15**
June 30, 2003	**4.58**	**6.00**
September 30, 2003	**5.52**	**6.58**
December 31, 2003	**6.20**	**7.67**
March 31, 2002	4.05	4.95
June 30, 2002	4.75	5.37
September 30, 2002	4.50	5.33
December 31, 2002	4.51	5.15

HOLDERS

The number of registered holders of record of the Company's common shares as of February 27, 2004 was 760.

DIVIDENDS

No cash dividends were declared or paid on our outstanding common shares in the two most recent fiscal years. We intend to retain earnings to finance the growth of our business and the business of Ohio Indemnity and American Legal Publishing and, therefore, do not anticipate paying any cash dividends to holders of our common shares in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our Board of Directors and will be dependent upon our results of operations, financial condition, legal and regulatory restrictions, and other factors deemed relevant at the time. For a description of the restrictions on payment of dividends to us from Ohio Indemnity, see note 12 to the consolidated financial statements.

ANNUAL MEETING

The annual meeting of shareholders will be held on June 2, 2004, at 10:30 a.m. local time, at The Columbus Club, 181 East Broad Street, Columbus, Ohio.

BOARD OF DIRECTORS

Si Sokol
Chairman and
Chief Executive Officer

John S. Sokol
President

Kenton R. Bowen
President
CallTech Communications, LLC

Daniel D. Harkins
Private Investor

William S. Sheley
Senior Vice President
Marketing
Bank One Retail Group

Saul Sokol
Private Investor

Matthew D. Walter
Managing Partner
Talisman Capital Partners I, LLC
Chairman and Chief Executive Officer
Bound Tree Medical Products, Inc.

OFFICERS

Si Sokol
Chief Executive Officer

John S. Sokol
President

Sally J. Cress
Secretary and Treasurer

CORPORATE INFORMATION

Corporate Headquarters
Bancinsurance Corporation
250 East Broad Street
Columbus, Ohio 43215
www.bancins.com
(614) 220-5200

Subsidiaries
Ohio Indemnity Company
250 East Broad Street
Columbus, Ohio 43215
www.ohioindemnity.com
(614) 228-2800

American Legal Publishing Corporation
432 Walnut Street
Cincinnati, Ohio 45202
www.amlegal.com
(800) 445-5588

Ultimate Services Agency, LLC
250 East Broad Street
Columbus, Ohio 43215

BIC Statutory Trust I and Trust II
250 East Broad Street
Columbus, Ohio 43215

Independent Accountants
Ernst & Young LLP
Columbus, Ohio

Legal Counsel
Vorys, Sater, Seymour and Pease LLP
Columbus, Ohio

Transfer Agent and Registrar
Communications regarding changes of address, transfer of shares and lost certificates should be directed to the Company's stock transfer agent and registrar:

Computershare Investor Services, LLC
2 N. LaSalle Street (60602)
P.O. Box 2388
Chicago, Illinois 60690-2388

S.E.C. Form 10-K
A copy of the Bancinsurance Form 10-K as filed with the Securities and Exchange Commission is available to shareholders without charge upon written request to the Corporate Secretary.

Common Stock
Listed: Nasdaq National Market
Quoted: BCIS

BANCINSURANCE CORPORATION
250 EAST BROAD STREET
COLUMBUS, OHIO 43215
www.bancins.com